1933 Act File No.: 333-250877

1940 Act File No.: 811-21056

CIK No.: 1814704

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2058

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	111 West Monroe Street
Monument, Colorado 80132	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on February 17, 2021 at 10:00 a.m. pursuant to Rule 487.

Bahl & Gaynor Income Growth Portfolio, Series 2021-1Q
Blue Chip Portfolio, Series 2021-1Q
Dividend Advantage Portfolio, Series 2021-1Q
Dividend Sustainability Portfolio, Series 2021-1Q — A Hartford Investment Management Company (“HIMCO”) Portfolio
The Dow® Value Ten Portfolio, Series 2021-1Q
Energy Opportunities Portfolio, Series 2021-1Q
European Select Portfolio, Series 2021-1Q — A Cyrus J. Lawrence LLC (“CJL”) Portfolio
International High 30 Dividend Portfolio, Series 2021-1Q
Kayne Anderson Renewable Infrastructure Portfolio, Series 2021-1Q
Minimum Volatility Equity Income Portfolio, Series 2021-1Q — A Hartford Investment Management Company (“HIMCO”) Portfolio
Strategic Foundations of Growth Portfolio, Series 2021-1Q
Strategic High 80 Dividend Portfolio, Series 2021-1Q
Tactical Plus Closed-End Portfolio — 15 Month, Series 2021-1Q
Ubiquitous Strategy Portfolio — 15 Month, Series 2021-1Q
(Advisors Disciplined Trust 2058)

Prospectus

February 17, 2021

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

BAHL & GAYNOR INCOME GROWTH PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide high current and growing dividend income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of high-quality companies that have historically paid dividends and demonstrated steady earnings and dividend growth selected by Bahl & Gaynor, Inc. (the “Portfolio Consultant”). Although the trust’s portfolio may include securities of companies with a range of market capitalizations, it consists primarily of securities of companies categorized as large capitalization by the Portfolio Consultant as of the trust’s inception. The Portfolio Consultant defines large capitalization companies to be those with market capitalizations of $10 billion or higher. Weightings of individual sectors were based on the Portfolio Consultant’s assessment of company fundamentals, valuations and overall economic conditions.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.

•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	Neither we* nor the Portfolio Consultant actively manages the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Bahl & Gaynor, Inc., is a registered investment adviser. The Portfolio Consultant was founded in 1990 and is owned entirely by its investment professionals.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

2      Investment Summary

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio.

Investment Summary      3

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a portfolio primarily of stocks.
•	the potential for high current and growing dividend income with capital appreciation as a secondary objective.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek capital preservation or capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y226
Reinvest distributions	00780Y234
Fee Based Accounts Cash distributions	00780Y242
Reinvest distributions	00780Y259

Ticker Symbol	BGIGZX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.38%	$3.80

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.12%	$1.20
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.22%	$2.20

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$247
3 years	$762
5 years	$1,303
10 years	$2,784

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

4      Investment Summary

Bahl & Gaynor Income Growth Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)

COMMON STOCKS — 100.00%

		Communication Services — 3.18%
45	CMCSA	Comcast Corporation	1.50%	$52.84	$2,378
49	VZ	Verizon Communications, Inc.	1.68	54.15	2,653

		Consumer Discretionary — 8.83%
22	HD	The Home Depot, Inc.	3.83	275.39	6,059
16	MCD	McDonald’s Corporation	2.18	215.03	3,441
42	SBUX	Starbucks Corporation	2.82	106.15	4,458

		Consumer Staples — 8.20%
26	KO	The Coca-Cola Company	0.83	50.27	1,307
75	MDLZ	Mondelez International, Inc.	2.60	54.88	4,116
37	PEP	PepsiCo, Inc.	3.15	134.38	4,972
20	PG	The Procter & Gamble Company	1.62	127.92	2,558

		Energy — 2.58%
31	CVX	Chevron Corporation	1.83	93.13	2,887
15	PSX	Phillips 66	0.75	79.39	1,191

		Financials — 15.55%
7	BLK	BlackRock, Inc.	3.23	730.31	5,112
43	JPM	JPMorgan Chase & Company	3.94	144.65	6,220
27	MMC	Marsh & McLennan Companies, Inc.	1.96	114.50	3,092
19	PNC	The PNC Financial Services Group, Inc.	2.04	169.91	3,228
86	TFC	Truist Financial Corporation	3.03	55.65	4,786
44	USB	US Bancorp	1.35	48.65	2,141

		Health Care — 14.07%
29	ABT	Abbott Laboratories	2.35	128.02	3,713
40	ABBV	AbbVie, Inc.	2.64	104.20	4,168
7	AMGN	Amgen, Inc.	1.03	232.84	1,630
17	LLY	Eli Lilly and Company	2.21	205.76	3,498
6	JNJ	Johnson & Johnson	0.63	165.07	990
29	MDT	Medtronic PLC (3)	2.20	119.68	3,471
64	MRK	Merck & Company, Inc.	3.01	74.25	4,752

		Industrials — 7.82%
14	ETN	Eaton Corporation PLC (3)	1.11	125.00	1,750
15	HON	Honeywell International, Inc.	1.93	203.44	3,052
12	ITW	Illinois Tool Works, Inc.	1.51	199.03	2,388
13	LMT	Lockheed Martin Corporation	2.76	335.03	4,355
5	UPS	United Parcel Service, Inc.	0.51	161.75	809

(Continued)

Investment Summary      5

Bahl & Gaynor Income Growth Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Information Technology — 21.41%
21	ADP	Automatic Data Processing, Inc.	2.21%	$166.16	$3,489
11	AVGO	Broadcom, Inc.	3.40	489.13	5,380
89	CSCO	Cisco Systems, Inc.	2.62	46.51	4,139
25	MSFT	Microsoft Corporation	3.86	243.70	6,093
42	PAYX	Paychex, Inc.	2.36	88.80	3,730
28	QCOM	QUALCOMM, Inc.	2.61	147.16	4,120
38	TXN	Texas Instruments, Inc.	4.35	180.76	6,869

		Materials — 2.80%
17	APD	Air Products and Chemicals, Inc.	2.80	260.73	4,432

		Real Estate — 6.55%
6	AMT	American Tower Corporation	0.85	224.98	1,350
28	CCI	Crown Castle International Corporation	2.87	161.96	4,535
27	PLD	Prologis, Inc.	1.82	106.58	2,878
26	O	Realty Income Corporation	1.01	61.70	1,604

		Utilities — 9.01%
8	ES	Eversource Energy	0.43	83.89	671
99	NEE	NextEra Energy, Inc.	5.09	81.19	8,038
22	SRE	Sempra Energy	1.74	124.68	2,743
34	WEC	WEC Energy Group, Inc.	1.75	81.18	2,760

			100.00%		$158,006

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $158,006 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Ireland	3.31%
United States	96.69%

6      Investment Summary

BLUE CHIP PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio of common stocks of companies that we* consider to be “blue chip” companies.

In selecting the stocks, we begin with a universe of well-known and established domestic companies that have market capitalizations in excess of five billion dollars. We then eliminate companies that we believe are not market leaders with strong reputations for providing high quality goods and services. We base our final selections on economic sector, financial strength, past earnings and revenue growth trends, projected earnings and revenue growth as well as current valuation.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in securities issued by information technology companies. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary      7

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of larger, established companies.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek high current income or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of January, April, July and October
Record dates	10th day of January, April, July and October

CUSIP Numbers
Standard Accounts Cash distributions	00780Y267
Reinvest distributions	00780Y275
Fee Based Accounts Cash distributions	00780Y283
Reinvest distributions	00780Y291

Ticker Symbol	BCPAIX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.17%	$1.64
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.27%	$2.64

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$263
3 years	$807
5 years	$1,377
10 years	$2,927

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

8      Investment Summary

Blue Chip Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)

COMMON STOCKS — 100.00%

		Communication Services — 12.36%
3	GOOGL	Alphabet, Inc. (3)	2.48%	$2,110.70	$6,332
10	CHTR	Charter Communications, Inc. (3)	2.43	618.47	6,185
23	FB	Facebook, Inc. (3)	2.47	273.97	6,301
52	TMUS	T-Mobile US, Inc. (3)	2.49	122.00	6,344
34	DIS	The Walt Disney Company (3)	2.49	186.35	6,336

		Consumer Discretionary — 12.51%
2	AMZN	Amazon.com, Inc. (3)	2.56	3,268.95	6,538
119	GM	General Motors Company (3)	2.50	53.46	6,362
23	HD	The Home Depot, Inc.	2.48	275.39	6,334
60	SBUX	Starbucks Corporation	2.50	106.15	6,369
33	TGT	Target Corporation	2.47	190.59	6,289

		Consumer Staples — 7.51%
18	COST	Costco Wholesale Corporation	2.50	354.00	6,372
116	MDLZ	Mondelez International, Inc.	2.50	54.88	6,366
50	PG	The Procter & Gamble Company	2.51	127.92	6,396

		Energy — 2.49%
130	COP	ConocoPhillips	2.49	48.85	6,350

		Financials — 10.09%
9	BLK	BlackRock, Inc.	2.58	730.31	6,573
57	ICE	Intercontinental Exchange, Inc.	2.51	112.42	6,408
44	JPM	JPMorgan Chase & Company	2.50	144.65	6,365
75	PGR	The Progressive Corporation	2.50	85.13	6,385

		Health Care — 15.09%
50	ABT	Abbott Laboratories	2.51	128.02	6,401
39	JNJ	Johnson & Johnson	2.53	165.07	6,438
35	MCK	McKesson Corporation	2.48	180.80	6,328
13	TMO	Thermo Fisher Scientific, Inc.	2.55	500.08	6,501
20	UNH	UnitedHealth Group, Inc.	2.55	324.62	6,492
30	VRTX	Vertex Pharmaceuticals, Inc. (3)	2.47	210.27	6,308

		Industrials — 7.43%
31	CAT	Caterpillar, Inc.	2.46	202.38	6,274
19	LMT	Lockheed Martin Corporation	2.50	335.03	6,365
39	UPS	United Parcel Service, Inc.	2.47	161.75	6,308

(Continued)

Investment Summary      9

Blue Chip Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Information Technology — 25.02%
13	ADBE	Adobe, Inc. (3)	2.56%	$501.64	$6,521
69	AMD	Advanced Micro Devices, Inc. (3)	2.48	91.46	6,311
48	AAPL	Apple, Inc.	2.51	133.19	6,393
42	KEYS	Keysight Technologies, Inc. (3)	2.49	151.07	6,345
11	LRCX	Lam Research Corporation	2.55	591.79	6,510
26	MSFT	Microsoft Corporation	2.49	243.70	6,336
21	PYPL	PayPal Holdings, Inc. (3)	2.51	304.79	6,401
36	QRVO	Qorvo, Inc. (3)	2.50	177.03	6,373
43	QCOM	QUALCOMM, Inc.	2.48	147.16	6,328
30	V	Visa, Inc.	2.45	207.90	6,237

		Materials — 2.50%
9	SHW	The Sherwin-Williams Company	2.50	707.42	6,367

		Real Estate — 2.51%
60	PLD	Prologis, Inc.	2.51	106.58	6,395

		Utilities — 2.49%
78	NEE	NextEra Energy, Inc.	2.49	81.19	6,333

			100.00%		$254,870

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $254,870 and $0, respectively.
(3)	This is a non-income producing security.

10      Investment Summary

DIVIDEND ADVANTAGE PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust consists of stocks selected by Eugene E. Peroni of Peroni Portfolio Advisors, Inc. (the “Portfolio Consultant”) through application of his proprietary method of technical analysis, the Peroni Method®, historical quantitative analysis and fundamental analysis. Mr. Peroni initially screened stocks based on the following criteria:

•	companies with a longer-term history of paying dividends with special consideration to those companies that have historically increased their dividends;
•	companies with current annual dividend yields of 2.5% or higher;
•	companies with cash flows that appear sufficient for such company to continue to pay dividends; and
•	companies with good longer-term earnings growth prospects.

Mr. Peroni narrowed this universe of stocks through application of the Peroni Method®. From these stocks, Mr. Peroni selected a final portfolio focusing on financial strength, prospects for revenue and earnings growth and sustainability of the dividend, among other criteria. Dividends may be an important component to total return.

Mr. Peroni has an extensive library of hand-charted stocks that is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are screened and ranked on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using net money flow analysis and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

The Peroni Method® is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock’s price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand drawn point and figure charts which have been a part of the methodology for over half a century. While the Peroni Method® is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the marketplace are also incorporated to identify leading stocks and sectors.

Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method® may be an investment alternative to fundamental analysis. Mr. Peroni believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all market caps and investment styles, i.e. growth and value.

The Peroni Method® examines numerous technical, psychological and fundamental data. The data may include:

•	a stock’s historical price architecture
•	net money flow trends in individual stocks

Investment Summary      11

•	the relative behavior of a stock’s price performance compared to other stocks in the same sector
•	sentiment readings such as the volatility index
•	fiscal and monetary factors
•	geopolitical events and their impact on specific sectors

Eugene E. Peroni Jr. began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method® more than 60 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method® uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

Mr. Peroni has regularly published his insights in reports offering stock market forecasts. Mr. Peroni has appeared on CNBC, CBS MarketWatch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

12      Investment Summary

PORTFOLIO CONSULTANT

The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is an investment adviser registered in Pennsylvania.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

Investment Summary      13

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks selected based on technical, historical quantitative and fundamental analysis.
•	to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.
•	the potential to receive above average total returns (a combination of capital appreciation and dividend income).

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	are uncomfortable with the trust’s strategy.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y309
Reinvest distributions	00780Y317
Fee Based Accounts Cash distributions	00780Y325
Reinvest distributions	00780Y333

Ticker Symbol	DAPBHX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.22%	$2.13
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.32%	$3.13

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$267
3 years	$821
5 years	$1,399
10 years	$2,966

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

14      Investment Summary

Dividend Advantage Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 5.71%
148	T	AT&T, Inc.	2.86%	$28.97	$4,288
79	VZ	Verizon Communications, Inc.	2.85	54.15	4,278

		Consumer Discretionary — 2.87%
20	MCD	McDonald’s Corporation	2.87	215.03	4,301

		Consumer Staples — 8.61%
137	BGS	B&G Foods, Inc.	2.85	31.23	4,278
77	GIS	General Mills, Inc.	2.89	56.29	4,334
50	PM	Philip Morris International, Inc.	2.87	86.00	4,300

		Energy — 8.53%
46	CVX	Chevron Corporation	2.86	93.13	4,284
87	COP	ConocoPhillips	2.83	48.85	4,250
82	XOM	Exxon Mobil Corporation	2.84	52.04	4,267

		Financials — 11.41%
329	ARI	Apollo Commercial Real Estate Finance, Inc.	2.87	13.08	4,303
270	ABR	Arbor Realty Trust, Inc.	2.85	15.85	4,279
78	PFG	Principal Financial Group, Inc.	2.83	54.49	4,250
638	TWO	Two Harbors Investment Corporation	2.86	6.72	4,287

		Health Care — 5.72%
41	ABBV	AbbVie, Inc.	2.85	104.20	4,272
124	PFE	Pfizer, Inc.	2.87	34.69	4,302

		Industrials — 5.60%
24	MMM	3M Company	2.83	176.63	4,239
17	WSO	Watsco, Inc.	2.77	244.18	4,151

		Information Technology — 14.36%
9	AVGO	Broadcom, Inc.	2.93	489.13	4,402
92	CSCO	Cisco Systems, Inc.	2.85	46.51	4,279
36	IBM	International Business Machines Corporation	2.88	120.07	4,322
175	JNPR	Juniper Networks, Inc.	2.85	24.45	4,279
62	NTAP	NetApp, Inc.	2.85	68.85	4,269

		Materials — 11.37%
56	BHP	BHP Group Limited (3)	2.82	75.48	4,227
63	CMP	Compass Minerals International, Inc.	2.83	67.38	4,245
73	DOW	Dow, Inc.	2.86	58.75	4,289
49	RIO	Rio Tinto PLC (3)	2.86	87.63	4,294

(Continued)

Investment Summary      15

Dividend Advantage Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Real Estate — 14.40%
90	CHCT	Community Healthcare Trust, Inc.	2.88%	$48.01	$4,321
27	CCI	Crown Castle International Corporation	2.92	161.96	4,373
117	OHI	Omega Healthcare Investors, Inc.	2.87	36.82	4,308
242	SBRA	Sabra Health Care REIT, Inc.	2.86	17.71	4,286
64	WELL	Welltower, Inc.	2.87	67.17	4,299

		Utilities — 11.42%
48	DUK	Duke Energy Corporation	2.83	88.38	4,242
46	ETR	Entergy Corporation	2.88	93.75	4,312
153	PPL	PPL Corporation	2.86	28.01	4,286
72	SO	The Southern Company	2.85	59.30	4,270

			100.00%		$149,966

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $149,966 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Australia	2.82%
United Kingdom	2.86%
United States	94.32%

16      Investment Summary

DIVIDEND SUSTAINABILITY PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return through dividend income. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of common stocks of primarily domestic companies. The portfolio was selected by Hartford Investment Management Company (“HIMCO”).

HIMCO sought primarily to select high quality U.S. stocks with above average dividend yields and the potential to increase dividend payments by considering a broad universe of companies within the Russell 3000® Index for inclusion in the trust’s portfolio. HIMCO used a structured quantitative approach combined with fundamental oversight. HIMCO’s quantitative approach sought to identify companies within various industry sectors possessing attractive fundamentals, such as solid balance sheets, high quality earnings and attractive growth prospects. HIMCO reviewed final selections for the trust’s portfolio to assess the impact of recent events (including management issues, legal proceedings and future mergers or acquisitions) on each stock’s prospects.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	The trust invests in securities selected by HIMCO. In the event that HIMCO incorrectly assesses an issuer’s prospects for growth or if HIMCO’s judgment about how other investors will value an issuer’s growth is wrong, then the price of an issuer’s stock may decrease or not increase to the level anticipated.
•	The trust is concentrated in securities issued by information technology companies. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

Investment Summary      17

•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The portfolio consultant, Hartford Investment Management Company, is a registered investment adviser.

HIMCO is not an affiliate of the sponsor. HIMCO selected a list of securities to be included in the portfolio based on the criteria provided by the sponsor. HIMCO makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

HIMCO may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. HIMCO may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. HIMCO may also issue reports and make recommendations on securities, which may include the securities in the trust.

Neither HIMCO nor the sponsor manages the trust. Opinions expressed by HIMCO are not necessarily those of the sponsor, and may not actually prove correct. The trust will pay HIMCO a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of HIMCO.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

18      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a portfolio of stocks of primarily domestic companies.
•	the potential for above average total return through dividend income.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek capital appreciation or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y341
Reinvest distributions	00780Y358
Fee Based Accounts Cash distributions	00780Y366
Reinvest distributions	00780Y374

Ticker Symbol	DVSAAX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.21%	$2.07
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.31%	$3.07

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$267
3 years	$820
5 years	$1,400
10 years	$2,975

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      19

Dividend Sustainability Portfolio, Series 2021-1Q —
A Hartford Investment Management Company (“HIMCO”) Portfolio

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 10.05%
171	T	AT&T, Inc.	3.34%	$28.97	$4,954
200	IPG	The Interpublic Group of Companies, Inc.	3.35	24.87	4,974
92	VZ	Verizon Communications, Inc.	3.36	54.15	4,982

		Consumer Discretionary — 13.33%
41	BBY	Best Buy Company, Inc.	3.34	120.75	4,951
18	HD	The Home Depot, Inc.	3.34	275.39	4,957
23	MCD	McDonald’s Corporation	3.34	215.03	4,946
41	PII	Polaris, Inc.	3.31	119.68	4,907

		Consumer Staples — 6.71%
37	PEP	PepsiCo, Inc.	3.35	134.38	4,972
39	PG	The Procter & Gamble Company	3.36	127.92	4,989

		Energy — 3.33%
53	CVX	Chevron Corporation	3.33	93.13	4,936

		Financials — 9.93%
106	AFL	Aflac, Inc.	3.31	46.35	4,913
43	MMC	Marsh & McLennan Companies, Inc.	3.32	114.50	4,923
30	TROW	T Rowe Price Group, Inc.	3.30	163.22	4,896

		Health Care — 13.34%
21	AMGN	Amgen, Inc.	3.30	232.84	4,890
30	JNJ	Johnson & Johnson	3.34	165.07	4,952
67	MRK	Merck & Company, Inc.	3.36	74.25	4,975
143	PFE	Pfizer, Inc.	3.34	34.69	4,961

		Industrials — 6.68%
28	MMM	3M Company	3.33	176.63	4,946
25	ITW	Illinois Tool Works, Inc.	3.35	199.03	4,976

		Information Technology — 26.60%
30	ADP	Automatic Data Processing, Inc.	3.36	166.16	4,985
106	CSCO	Cisco Systems, Inc.	3.32	46.51	4,930
182	HPQ	HP, Inc.	3.33	27.16	4,943
79	INTC	Intel Corporation	3.33	62.47	4,935
41	IBM	International Business Machines Corporation	3.32	120.07	4,923

(Continued)

20      Investment Summary

Dividend Sustainability Portfolio, Series 2021-1Q —
A Hartford Investment Management Company (“HIMCO”) Portfolio

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Information Technology — (continued)
20	MSFT	Microsoft Corporation	3.29%	$243.70	$4,874
27	TXN	Texas Instruments, Inc.	3.29	180.76	4,880
24	V	Visa, Inc.	3.36	207.90	4,989

		Materials — 3.35%
39	RS	Reliance Steel & Aluminum Company	3.35	127.49	4,972

		Real Estate — 3.33%
36	DLR	Digital Realty Trust, Inc.	3.33	137.20	4,939

		Utilities — 3.35%
157	OGE	OGE Energy Corporation	3.35	31.63	4,966

			100.00%		$148,336

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,336 and $0, respectively.
(3)	This is a non-income producing security.
(4)	This is a security issued by a foreign company that trades on a U.S. securities exchange.

Investment Summary      21

THE DOW® VALUE TEN PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide total return, through dividend income and capital appreciation, by investing in a portfolio consisting of the 10 stocks with the highest dividend yield chosen from among the 30 stocks in the Dow Jones Industrial AverageSM (“DJIASM”) as of February 10, 2021. The stocks are held in approximately equal dollar amounts as of the trust’s inception.

Please note that the strategy was applied to select the portfolio at a particular time. If we* create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. We disregard any stock in the DJIASM where the U.S. government or any of its agencies can exercise any veto power over any current or future dividends, whether common or preferred, to be distributed in connection with such stock. In such cases, we will automatically select the next highest dividend yielding stock in the DJIASM. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The trust’s strategy begins with the DJIASM. The DJIASM consists of 30 U.S. stocks chosen

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIASM are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use by the trust. Dow Jones®, Dow Jones Industrial AverageSM, DJIASM and Dow Jones Indexes are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by the trust. Dow Jones, CME and their respective affiliates have no relationship to the trust, other than the licensing of the Dow Jones Industrial Average and their respective service marks for use in connection with the trust. Dow Jones, CME and their respective affiliates have no obligation to take the needs of the sponsor or the unitholders of the trust into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of units of the trust to be issued or in the determination or calculation of the equation by which the units of the trust is to be converted into cash. Dow Jones, CME and their affiliates have no obligation or liability in connection with the administration, management or marketing of the trust. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the trust but which may be similar to and competitive with the trust. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIASM. It is possible that this trading activity will affect the value of the DJIA and the trust.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE

22      Investment Summary

COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES AND THE TRUST.

The indexes are unmanaged, not subject to fees, and not available for direct investment.

The publishers of the DJIASM are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

The trust will pay a license fee for the use of certain service marks, trademarks and/or trade names of Dow Jones.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary      23

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks selected using dividend-oriented criteria.
•	the potential to receive dividend income and capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	are uncomfortable investing in stocks selected using dividend-oriented criteria.
•	are uncomfortable with the trust’s strategy.
•	seek aggressive growth without current income.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y382
Reinvest distributions	00780Y390
Fee Based Accounts Cash distributions	00780Y408
Reinvest distributions	00780Y416

Ticker Symbol	DVTAIX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.38%	$3.80

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.19%	$1.82
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.29%	$2.82

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on May 20, 2021, the second installment on June 20, 2021, and the final installment on July 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$254
3 years	$779
5 years	$1,332
10 years	$2,837

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

24      Investment Summary

The Dow® Value Ten Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)

COMMON STOCKS — 100.00%

		Communication Services — 10.03%
275	VZ	Verizon Communications, Inc.	10.03%	$54.15	$14,891

		Consumer Staples — 19.95%
295	KO	The Coca-Cola Company	9.99	50.27	14,829
301	WBA	Walgreens Boots Alliance, Inc.	9.96	49.14	14,791

		Energy — 9.97%
159	CVX	Chevron Corporation	9.97	93.13	14,808

		Health Care — 20.03%
64	AMGN	Amgen, Inc.	10.03	232.84	14,902
200	MRK	Merck & Company, Inc.	10.00	74.25	14,850

		Industrials — 9.99%
84	MMM	3M Company	9.99	176.63	14,837

		Information Technology — 20.02%
319	CSCO	Cisco Systems, Inc.	9.99	46.51	14,837
124	IBM	International Business Machines Corporation	10.03	120.07	14,889

		Materials — 10.01%
253	DOW	Dow, Inc.	10.01	58.75	14,864

			100.00%		$148,498

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,498 and $0, respectively.

Investment Summary      25

ENERGY OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio primarily consisting of stocks within the energy sector. Energy companies are engaged in the exploration, production, marketing, refining and/or transportation of oil and gas products, coal and other consumable fuels and/or the construction or provision of oil rigs, drilling equipment and other energy related service and equipment, including seismic data collection. We* selected the trust portfolio securities through an analysis based on market capitalization, dividend levels and sustainability, revenues, revenue growth, earnings, earnings growth and valuation.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.
conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in securities issued by companies in the energy sector. Negative developments in the energy sector will affect the value of your investment more than would be the case in a more diversified investment.
•	Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies.

26      Investment Summary

Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary      27

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of energy companies.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	are uncomfortable investing in energy companies.
•	seek current income or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of January, April, July and October
Record dates	10th day of January, April, July and October

CUSIP Numbers
Standard Accounts Cash distributions	00780Y424
Reinvest distributions	00780Y432
Fee Based Accounts Cash distributions	00780Y440
Reinvest distributions	00780Y457

Ticker Symbol	EOPAAX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.19%	$1.84
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.29%	$2.84

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$265
3 years	$813
5 years	$1,388
10 years	$2,949

This example assumes that you continue to follow the trust strategy and roll your investment including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

28      Investment Summary

Energy Opportunities Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%
		Energy — 96.66%
213	BKR	Baker Hughes Company	3.34%	$23.23	$4,948
213	BP	BP PLC (3)	3.33	23.18	4,937
270	COG	Cabot Oil & Gas Corporation	3.34	18.31	4,944
178	CNQ	Canadian Natural Resources Limited (3)	3.32	27.61	4,915
73	LNG	Cheniere Energy, Inc. (4)	3.38	68.60	5,008
53	CVX	Chevron Corporation	3.33	93.13	4,936
101	COP	ConocoPhillips	3.33	48.85	4,934
71	FANG	Diamondback Energy, Inc.	3.30	68.97	4,897
142	ENB	Enbridge, Inc. (3)	3.33	34.76	4,936
78	EOG	EOG Resources, Inc.	3.32	63.10	4,922
277	EQT	EQT Corporation (4)	3.34	17.86	4,947
269	EQNR	Equinor ASA (3)	3.34	18.38	4,944
95	XOM	Exxon Mobil Corporation	3.34	52.04	4,944
205	GZPFY	Gazprom Neft PJSC (3)	3.36	24.25	4,971
327	KMI	Kinder Morgan, Inc.	3.32	15.04	4,918
141	NTOIY	Neste Oyj (3)	3.35	35.22	4,966
90	NFE	New Fortress Energy, Inc.	3.38	55.60	5,004
106	OMVKY	OMV AG (3)	3.34	46.74	4,954
141	PTR	PetroChina Company Limited (3)	3.34	35.10	4,949
462	PBR/A	Petroleo Brasileiro SA (3)	3.33	10.69	4,939
62	PSX	Phillips 66	3.32	79.39	4,922
36	PXD	Pioneer Natural Resources Company	3.31	136.16	4,902
123	RDS/A	Royal Dutch Shell PLC (3)	3.33	40.15	4,938
183	SLB	Schlumberger N.V. (3)	3.31	26.81	4,906
264	SU	Suncor Energy, Inc. (3)	3.35	18.79	4,960
603	FTI	TechnipFMC PLC (3)	3.29	8.09	4,878
112	TOT	TOTAL SE (3)	3.34	44.15	4,945
74	VLO	Valero Energy Corporation	3.34	66.96	4,955
214	WMB	The Williams Companies, Inc.	3.31	22.91	4,903

		Utilities — 3.34%
61	NEE	NextEra Energy, Inc.	3.34	81.19	4,953

			100.00%		$148,175

(Continued)

Investment Summary      29

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,190 and ($15), respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Austria	3.34%
Brazil	3.33%
Canada	10.00%
China	3.34%
Curacao	3.31%
Finland	3.35%
France	3.34%
Norway	3.34%
Russia	3.36%
United Kingdom	9.95%
United States	53.34%

(4)	This is a non-income producing security.

30      Investment Summary

EUROPEAN SELECT PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a diversified portfolio of stocks of companies organized in Europe selected by Cyrus J. Lawrence LLC (the “Portfolio Consultant”). Portfolio Consultant sought to identify stocks of companies exhibiting improving and sustainable earnings supported by attractive relative stock valuations. Companies selected for inclusion in the portfolio are expected by the Portfolio Consultant to be leaders in their respective industry, dominant regionally and recognized as either established or emerging global competitors. The trust’s “European Select” strategy has a dual focus of targeting companies that will be potential beneficiaries of global accelerating economic growth but also companies geared towards a sustainable European recovery.

The trust’s portfolio was selected from an investment universe that includes all equities traded on the recognized registered exchanges of the European region and their related American Depositary Receipts (“ADRs”) and similar receipts. This list includes large, mid and small capitalization stocks representing a comprehensive cross section of the European economy. The trust was constructed using a combination of top-down (macro analysis) and bottom-up (individual stock selection) criteria. Starting with a country and industry matrix, the framework of the portfolio was aligned with the Portfolio Consultant’s macro economic outlook while capturing a cross-section of the European investment universe. Once the framework was identified, the trust’s portfolio was selected through comprehensive quantitative screening and qualitative validation. The screening process sought to identify stocks of companies organized in Europe that exhibit superior characteristics according to multiple factors broken down as growth, valuation and market measures. Stocks were selected based on evidence of superior relative earnings growth expectations coupled with strong balance sheets and the expectation of accelerating shareholder returns either through increasing dividends and/or share buybacks.

Under normal circumstances, the trust will invest at least 80% of its assets in stocks of companies organized in European countries.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may

Investment Summary      31

be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The trust is concentrated in securities of European companies. Negative developments in Europe will affect the value of your investment more than would be the case in a more diversified investment.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cyrus J. Lawrence LLC, is a registered investment adviser formed in November 2014.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities.

The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

32      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a portfolio primarily of stocks of European companies.
•	the potential to receive above average total return (a combination of capital appreciation and dividend income).

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	are uncomfortable investing in European companies.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y465
Reinvest distributions	00780Y473
Fee Based Accounts Cash distributions	00780Y481
Reinvest distributions	00780Y499

Ticker Symbol	EURADX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.44%	$4.28
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.54%	$5.28

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$289
3 years	$884
5 years	$1,505
10 years	$3,175

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      33

European Select Portfolio, Series 2021-1Q —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)(3)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)

COMMON STOCKS — 100.00%

		Communication Services — 2.85%
429	DTE GR	Deutsche Telekom AG	2.85%	$17.96	$7,706

		Consumer Discretionary — 8.65%
22	ADS GR	adidas AG (4)	2.91	357.69	7,869
38	RACE UN	Ferrari N.V.	2.84	201.97	7,675
12	MC FP	LVMH Moet Hennessy Louis Vuitton SE	2.90	653.66	7,844

		Consumer Staples — 14.24%
46	DEO UN	Diageo PLC	2.88	169.51	7,797
20	OR FP	L’Oreal SA	2.80	379.53	7,591
68	NESN SW	Nestle SA	2.83	112.52	7,651
88	RB/ LN	Reckitt Benckiser Group PLC	2.85	87.70	7,717
140	UL UN	Unilever PLC	2.88	55.74	7,804

		Financials — 8.73%
32	ALV GR	Allianz SE	2.85	240.99	7,712
47	DB1 GR	Deutsche Boerse AG	2.94	169.07	7,946
501	UBS UN	UBS Group AG	2.94	15.86	7,946

		Health Care — 19.77%
149	AZN UQ	AstraZeneca PLC	2.80	50.89	7,583
132	PHG UN	Koninklijke Philips N.V.	2.81	57.58	7,601
11	LONN SW	Lonza Group AG	2.79	687.27	7,560
45	MRK GR	Merck KGaA	2.85	171.33	7,710
84	NVS UN	Novartis AG	2.84	91.46	7,683
22	ROG SW	Roche Holding AG	2.84	349.27	7,684
162	SNY UQ	Sanofi	2.84	47.45	7,687

		Industrials — 5.69%
49	SU FP	Schneider Electric SE	2.84	157.02	7,694
74	DG FP	Vinci SA	2.85	104.32	7,719

		Information Technology — 22.83%
3	ADYEN NA	Adyen N.V. (4)	2.96	2,667.25	8,002
13	ASML UQ	ASML Holding N.V.	2.90	603.14	7,841
47	CAP FP	Capgemini SE	2.88	166.14	7,809

(Continued)

34      Investment Summary

European Select Portfolio, Series 2021-1Q —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

(Advisors Disciplined Trust 2058)
Portfolio (Continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)(3)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Information Technology — (continued)
33	DSY FP	Dassault Systemes SE	2.79%	$229.13	$7,561
40	NXPI UQ	NXP Semiconductors N.V.	2.89	195.43	7,817
58	SAP UN	SAP SE	2.80	130.76	7,584
180	STM FP	STMicroelectronics N.V.	2.82	42.48	7,647
565	ERIC UQ	Telefonaktiebolaget LM Ericsson	2.79	13.37	7,554

		Materials — 11.61%
47	AI FP	Air Liquide SA	2.80	161.47	7,589
263	BHP LN	BHP Group PLC	3.06	31.45	8,271
100	HEI GR	HeidelbergCement AG	2.89	78.15	7,815
31	LIN UN	Linde PLC	2.86	250.14	7,754

		Utilities — 5.63%
589	IBE SM	Iberdrola SA	2.79	12.83	7,557
130	NGG UN	National Grid PLC	2.84	59.13	7,687

			100.00%		$270,667

(Continued)

Investment Summary      35

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the evaluation of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.
Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Certain securities traded on non-U.S. exchanges may be valued using indications of fair value provided by an independent pricing service to reflect any significant market movements between the time the trust values such securities and the earlier closing of such non-U.S. markets. Such fair valuations are categorized as Level 2 in the fair value hierarchy.
Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.
Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.
The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:
	Level 1	Level 2	Level 3
Common Stocks	$270,667	$—	$—

(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $271,130 and ($463), respectively.
(3)	All investments are in securities issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
France	22.70%
Germany	20.09%
Ireland	2.86%
Netherlands	17.22%
Spain	2.79%
Sweden	2.79%
Switzerland	14.24%
United Kingdom	17.31%

(4)	This is a non-income producing security.

36      Investment Summary

INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust invests in a portfolio primarily consisting of stocks of foreign companies selected using a specialized dividend-oriented strategy that seeks above average total return. We* selected the portfolio as of February 10, 2021 using the following strategy:

•	We begin with the companies listed in the S&P ADR Index. The S&P ADR Index is constructed from the non-U.S. index components of the S&P Global 1200 Index. These include the S&P Europe 350, S&P/TOPIX 150 (Japan), S&P/TSX 60 (Canada), S&P/ASX All Australian 50, S&P Asia 50, and S&P Latin America 40. All Level II and Level III ADRs or ordinary share listings in the U.S. issued by the constituents of these indices are included.
•	From the S&P ADR Index, we select the three securities with the highest dividend yields in each of the nine Global Industry Classification Standard (GICS®) sectors other than the Financials and Real Estate sectors and the three securities with the highest dividend yields in the Financials and Real Estate GICS® sectors combined. Effectively, after September 1, 2016 the strategy seeks to treat the Real Estate GICS® sector as if it was still positioned under the Financials GICS® sector (as it was prior to September 1, 2016).
•	We select those 30 stocks for the trust’s portfolio in approximately equal weightings.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

The eleven industry sectors used in the strategy are the GICS® sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The strategy is derived from stocks contained in the S&P ADR Index. S&P Dow Jones Indices, a division of the S&P Global Inc., publisher of the S&P ADR Index, is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

Investment Summary      37

•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

38      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio primarily consisting of stocks of foreign companies selected based on historical dividend yields.
•	to pursue a long-term, dividend-oriented investment strategy that includes investment in subsequent portfolios, if available.
•	the potential to receive dividend income and capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment primarily consisting of stocks of foreign companies.
•	are uncomfortable with the trust’s strategy.
•	seek aggressive growth without current income.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y507
Reinvest distributions	00780Y515
Fee Based Accounts Cash distributions	00780Y523
Reinvest distributions	00780Y531

Ticker Symbol	IHTBIX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.19%	$1.90
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.29%	$2.90

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$265
3 years	$815
5 years	$1,391
10 years	$2,956

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      39

International High 30 Dividend Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)(3)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 10.01%
113	BCE	BCE, Inc.	3.33%	$43.73	$4,941
413	ORAN	Orange SA	3.35	12.04	4,972
264	VOD	Vodafone Group PLC	3.33	18.73	4,945

		Consumer Discretionary — 10.07%
171	HMC	Honda Motor Co Limited	3.34	28.98	4,956
84	QSR	Restaurant Brands International, Inc.	3.36	59.30	4,981
32	TM	Toyota Motor Corporation	3.37	156.48	5,007

		Consumer Staples — 9.99%
128	BTI	British American Tobacco PLC	3.34	38.68	4,951
29	DEO	Diageo PLC	3.31	169.51	4,916
89	UL	Unilever PLC	3.34	55.74	4,961

		Energy — 10.00%
213	BP	BP PLC	3.33	23.18	4,937
394	EC	Ecopetrol SA	3.34	12.58	4,957
112	TOT	TOTAL SE	3.33	44.15	4,945

		Financials — 6.67%
30	BAP	Credicorp Limited	3.34	165.19	4,956
687	SMFG	Sumitomo Mitsui Financial Group, Inc.	3.33	7.19	4,940

		Health Care — 10.04%
139	GSK	GlaxoSmithKline PLC	3.34	35.65	4,955
105	SNY	Sanofi	3.36	47.45	4,982
282	TAK	Takeda Pharmaceutical Company Limited	3.34	17.55	4,949

		Industrials — 9.98%
166	ABB	ABB Limited	3.33	29.74	4,937
190	RELX	RELX PLC	3.32	25.90	4,921
60	TRI	Thomson Reuters Corporation	3.33	82.31	4,939

		Information Technology — 9.99%
220	CAJ	Canon, Inc.	3.33	22.48	4,946
105	OTEX	Open Text Corporation	3.34	47.24	4,960
460	UMC	United Microelectronics Corporation	3.32	10.69	4,917

		Materials — 9.92%
78	BBL	BHP Group PLC	3.29	62.60	4,883
87	NTR	Nutrien Limited	3.32	56.64	4,928
56	RIO	Rio Tinto PLC	3.31	87.63	4,907

(Continued)

40      Investment Summary

International High 30 Dividend Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)(3)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Real Estate — 3.34%
275	BPY	Brookfield Property Partners LP	3.34%	$17.99	$4,947

		Utilities — 9.99%
631	ENIA	Enel Americas SA	3.34	7.86	4,960
1,212	ENIC	Enel Chile SA	3.30	4.04	4,896
84	NGG	National Grid PLC	3.35	59.13	4,967

			100.00%		$148,359

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,404 and ($45), respectively.
(3)	All investments are in securities issued by a foreign company.
Common stocks compromise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Bermuda	6.68%
Canada	16.68%
Chile	6.64%
Colombia	3.34%
France	10.04%
Japan	16.71%
Switzerland	3.33%
Taiwan	3.32%
United Kingdom	33.26%

Investment Summary      41

KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide attractive total return through a combination of current income and capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of stocks of domestic and foreign renewable infrastructure companies selected by Kayne Anderson Fund Advisors, LLC (the “Portfolio Consultant”).

The Portfolio Consultant selected renewable infrastructure companies for the trust’s portfolio that are involved in business activities related to renewable energy production, storage and transmission. These companies own or operate assets used in the development, generation, production, transmission, storage and/or sale of energy from alternative and renewable sources such as solar, wind, biofuels, hydropower and/or geothermal power.

Over the next 10 to 20 years, the Portfolio Consultant believes there will be a meaningful increase in the amount of global energy demand satisfied by alternative and renewable sources. Renewable infrastructure companies are at the forefront of this global megatrend and, as a result, the Portfolio Consultant believes these companies should experience strong growth in earnings and cash flows for many years to come. The Portfolio Consultant believes that the long-term growth prospects for renewable infrastructure companies will be largely driven by demand for renewable power generation from utilities, governments and corporations, and should have limited correlation to global GDP growth and consumption of fossil fuels. Further, because the Portfolio Consultant focused its selection on companies that own contracted or regulated assets with predictable cash flows, the Portfolio Consultant believes these renewable infrastructure companies are likely to be less correlated with economic cycles and commodity prices. The trust’s strategy is based on the Portfolio Consultant’s long-term view of industry trends. As a result, the trust’s investment objective may not be achieved during the trust’s term. You may need to invest in this type of strategy for a longer term to achieve the investment objective.

The Portfolio Consultant sought securities of publicly-traded renewable infrastructure companies offering the potential for attractive risk-adjusted returns, sustainable dividend yields and growth. Individual security selection was based on the Portfolio Consultant’s fundamental analysis of each company, its internal valuation methods and its projected rates of return for the investment given the estimated level of risk associated with such investment.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic

42      Investment Summary

activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	The trust is concentrated in securities issued by renewable infrastructure companies, including utilities companies. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	Securities of foreign issuers held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the issuer’s foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Kayne Anderson Fund Advisors, LLC, is a registered investment adviser.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

Investment Summary      43

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of renewable infrastructure companies.
•	the potential for current income and capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks of renewable infrastructure companies.
•	are uncomfortable with the trust’s strategy.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y549
Reinvest distributions	00780Y556
Fee Based Accounts Cash distributions	00780Y564
Reinvest distributions	00780Y572

Ticker Symbol	KARACX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.28%	$2.76
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.38%	$3.76

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$274
3 years	$840
5 years	$1,432
10 years	$3,036

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

44      Investment Summary

Kayne Anderson Renewable Infrastructure Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Energy — 5.00%
143	EVA UN	Enviva Partners LP	5.00%	$51.33	$7,340

		Financials — 2.03%
48	HASI UN	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	2.03	62.20	2,986

		Utilities — 92.97%
208	AES UN	The AES Corp	4.09	28.91	6,013
336	AQN UN	Algonquin Power & Utilities Corporation (3)	3.99	17.46	5,867
186	AY UQ	Atlantica Sustainable Infrastructure PLC (3)	4.99	39.41	7,330
126	AGR UN	Avangrid, Inc.	3.96	46.14	5,814
160	BEP UN	Brookfield Renewable Partners LP (3)	4.92	45.22	7,235
182	CWEN UN	Clearway Energy, Inc.	3.95	31.86	5,799
1,240	EDP PL	EDP - Energias de Portugal SA (3)	5.07	6.00	7,445
224	ELE SM	Endesa SA (3)	4.00	26.22	5,873
744	ENIC UN	Enel Chile SA (3)	2.05	4.04	3,006
581	ENLAY US	Enel SpA (3)	3.96	10.02	5,819
376	ENGIY US	Engie SA (3) (4)	3.99	15.60	5,866
70	ES UN	Eversource Energy	4.00	83.89	5,872
567	IBE SM	Iberdrola SA (3)	4.95	12.83	7,275
280	INE CN	Innergex Renewable Energy, Inc. (3)	4.08	21.41	5,995
71	NEE UN	NextEra Energy, Inc.	3.92	81.19	5,764
73	NEP UN	NextEra Energy Partners LP	3.98	80.03	5,842
153	NPI CN	Northland Power, Inc. (3)	4.03	38.74	5,926
35	ORSTED DC	Orsted AS (3)	4.01	168.41	5,894
164	PIF CN	Polaris Infrastructure, Inc. (3)	1.96	17.53	2,875
144	RWEOY US	RWE AG (3)	3.98	40.57	5,842
376	SSEZY US	SSE PLC (3)	5.07	19.79	7,441
355	RNW CN	TransAlta Renewables, Inc. (3)	4.02	16.64	5,907
97	XEL UQ	Xcel Energy, Inc.	4.00	60.51	5,869

			100.00%		$146,895

(Continued)

Investment Summary      45

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the evaluation of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.
Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Certain securities traded on non-U.S. exchanges may be valued using indications of fair value provided by an independent pricing service to reflect any significant market movements between the time the trust values such securities and the earlier closing of such non-U.S. markets. Such fair valuations are categorized as Level 2 in the fair value hierarchy.
Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.
The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:
	Level 1	Level 2	Level 3
Common Stocks	$146,895	$—	$—

(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $146,988 and ($93), respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Bermuda	4.92%
Canada	18.08%
Chile	2.05%
Denmark	4.01%
France	3.99%
Germany	3.98%
Italy	3.96%
Portugal	5.07%
Spain	8.95%
United Kingdom	10.06%
United States	34.93%

(4)	This is a non-income producing security.

46      Investment Summary

MINIMUM VOLATILITY EQUITY INCOME PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average dividend income and lower volatility compared to the broader U.S. equity market with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio primarily consisting of common stocks of large capitalization companies (defined as companies with capitalizations within the collective range of the Russell 1000® and S&P 500 Indices as of the trust’s inception) selected by Hartford Investment Management Company (“HIMCO”). In selecting the portfolio, HIMCO sought to achieve the lowest amount of expected volatility compared to the broad U.S. equity market over the life of the trust subject to a set of reasonable constraints related to quality and dividend yield designed by HIMCO. Low volatility stocks tend to have lower risk profiles than the equity market in general. Investing in low volatility stocks may not protect the trust from market declines and may reduce the trust’s participation in market gains.

HIMCO used a structured quantitative approach for its stock selection focusing on three main characteristics: minimum volatility, quality and dividend yield. From a minimum volatility perspective, the process sought to identify a portfolio of stocks with lower expected volatility than the broader U.S. equity market. This analysis considered a stock’s beta, as well as its idiosyncratic risk determined by HIMCO. From a quality perspective, stock selection focused on identifying companies with attractive fundamentals focusing on solid balance sheets, high quality earnings, and attractive growth prospects (e.g. margin expansion, asset quality, low leverage, etc.). This analysis also considered the impact of potential corporate events that may alter a company’s future fundamentals. Finally, from a dividend yield perspective, the process focused on stocks of companies with above average dividend yield. Final stock selection was based primarily on the overall portfolio from the minimum volatility perspective with consideration of the quality and dividend yield perspectives. In selecting the trust’s portfolio, HIMCO also considered the portfolio’s sector exposures relative to custom sector classifications defined by HIMCO (based on Russell Industry classifications). The trust’s sector weightings may vary significantly from the sector weightings of the Russell 1000® or S&P 500 Indices.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period of the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust

Investment Summary      47

receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust invests in securities selected by HIMCO. In the event that HIMCO incorrectly assesses an issuer’s prospects for growth or if HIMCO’s judgment about how other investors will value an issuer’s growth is wrong, then the price of an issuer’s stock may decrease or not increase to the level anticipated.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

HIMCO, Hartford Investment Management Company, is a registered investment adviser.

HIMCO is not an affiliate of the sponsor. HIMCO selected a list of securities to be included in the portfolio based on the criteria provided by the sponsor. HIMCO makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

HIMCO may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. HIMCO may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. HIMCO may also issue reports and make recommendations on securities, which may include the securities in the trust.

Neither HIMCO nor the sponsor manages the trust. Opinions expressed by HIMCO are not necessarily those of the sponsor, and may not actually prove correct. The trust will pay HIMCO a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of HIMCO.

48      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a portfolio primarily consisting of stocks.
•	the potential for dividend income and lower volatility compared to the broader U.S. equity market with capital appreciation as a secondary objective.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in stocks.
•	seek capital preservation or capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y580
Reinvest distributions	00780Y598
Fee Based Accounts Cash distributions	00780Y606
Reinvest distributions	00780Y614

Ticker Symbol	MVIAYX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.23%	$2.29
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.33%	$3.29

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$269
3 years	$826
5 years	$1,408
10 years	$2,984

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      49

Minimum Volatility Equity Income Portfolio, Series 2021-1Q —
A Hartford Investment Management Company (“HIMCO”) Portfolio

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 7.54%
77	CMCSA	Comcast Corporation	2.51%	$52.84	$4,069
50	OMC	Omnicom Group, Inc.	2.03	65.90	3,295
90	VZ	Verizon Communications, Inc.	3.00	54.15	4,873

		Consumer Discretionary — 9.97%
12	DG	Dollar General Corporation	1.48	200.23	2,403
12	GRMN	Garmin Limited (3)	0.98	132.48	1,590
59	GNTX	Gentex Corporation	1.30	35.66	2,104
26	MCD	McDonald’s Corporation	3.45	215.03	5,591
6	POOL	Pool Corporation	1.23	333.33	2,000
13	TGT	Target Corporation	1.53	190.59	2,478

		Consumer Staples — 12.17%
79	ACI	Albertsons Companies, Inc.	0.80	16.47	1,301
9	CLX	The Clorox Company	1.02	183.35	1,650
182	FLO	Flowers Foods, Inc.	2.50	22.31	4,060
44	GIS	General Mills, Inc.	1.53	56.29	2,477
36	SJM	The J M Smucker Company	2.51	113.11	4,072
39	KR	The Kroger Company	0.81	33.66	1,313
38	PG	The Procter & Gamble Company	3.00	127.92	4,861

		Energy — 1.99%
62	XOM	Exxon Mobil Corporation	1.99	52.04	3,226

		Financials — 6.97%
17	CFR	Cullen/Frost Bankers, Inc.	1.09	103.54	1,760
58	BEN	Franklin Resources, Inc.	1.01	28.08	1,629
4	MKTX	MarketAxess Holdings, Inc.	1.33	537.52	2,150
30	MCY	Mercury General Corporation	1.01	54.85	1,645
4	MSCI	MSCI, Inc.	1.09	440.92	1,764
80	VIRT	Virtu Financial, Inc.	1.44	29.13	2,330

		Health Care — 18.65%
15	ABT	Abbott Laboratories	1.18	128.02	1,920
11	AMGN	Amgen, Inc.	1.58	232.84	2,561
52	BAX	Baxter International, Inc.	2.49	77.80	4,046
6	BDX	Becton Dickinson and Company	0.95	257.34	1,544
27	BMY	Bristol Myers Squibb Company	0.99	59.40	1,604
32	CAH	Cardinal Health, Inc.	1.02	51.75	1,656
12	LLY	Eli Lilly and Company	1.52	205.76	2,469
37	GILD	Gilead Sciences, Inc.	1.48	64.80	2,398
15	HRC	Hill-Rom Holdings, Inc.	0.99	106.82	1,602
10	JNJ	Johnson & Johnson	1.02	165.07	1,651
42	MRK	Merck & Company, Inc.	1.92	74.25	3,118
94	PFE	Pfizer, Inc.	2.01	34.69	3,261
70	PINC	Premier, Inc.	1.50	34.76	2,433

(Continued)

50      Investment Summary

Minimum Volatility Equity Income Portfolio, Series 2021-1Q —
A Hartford Investment Management Company (“HIMCO”) Portfolio

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Industrials — 5.45%
18	MMM	3M Company	1.96%	$176.63	$3,179
18	CHRW	CH Robinson Worldwide, Inc.	0.98	88.50	1,593
9	RSG	Republic Services, Inc.	0.50	90.38	813
29	WM	Waste Management, Inc.	2.01	112.60	3,265

		Information Technology — 21.86%
42	DOX	Amdocs Limited (3)	2.02	78.07	3,279
12	APH	Amphenol Corporation	1.00	135.74	1,629
35	AAPL	Apple, Inc.	2.87	133.19	4,662
105	CSCO	Cisco Systems, Inc.	3.01	46.51	4,884
24	CTXS	Citrix Systems, Inc.	2.02	136.69	3,281
52	INTC	Intel Corporation	2.00	62.47	3,248
11	JKHY	Jack Henry & Associates, Inc.	0.99	146.24	1,609
13	MSFT	Microsoft Corporation	1.95	243.70	3,168
78	ORCL	Oracle Corporation	2.99	62.14	4,847
27	TXN	Texas Instruments, Inc.	3.01	180.76	4,881

		Materials — 4.02%
14	ATR	AptarGroup, Inc.	1.24	143.60	2,010
36	NEM	Newmont Corporation	1.28	57.80	2,081
41	SON	Sonoco Products Company	1.50	59.45	2,437

		Real Estate — 6.99%
69	COLD	Americold Realty Trust	1.51	35.52	2,451
13	COR	CoreSite Realty Corporation	0.97	121.00	1,573
5	CCI	Crown Castle International Corporation	0.50	161.96	810
18	DLR	Digital Realty Trust, Inc.	1.52	137.20	2,470
7	EXR	Extra Space Storage, Inc.	0.51	117.19	820
14	PSA	Public Storage	1.98	229.95	3,219

		Utilities — 4.39%
32	D	Dominion Energy, Inc.	1.40	71.13	2,276
18	DUK	Duke Energy Corporation	0.98	88.38	1,591
94	HE	Hawaiian Electric Industries, Inc.	2.01	34.73	3,265

			100.00%		$162,245

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $162,245 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Guernsey	2.02%
Switzerland	0.98%
United States	97.00%

Investment Summary      51

STRATEGIC FOUNDATIONS OF GROWTH PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide capital appreciation. There is no assurance the trust will achieve this objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide capital appreciation by investing in a diversified portfolio of common stocks of companies involved in aspects of agriculture, energy, health care, precious metals, potable water, the development and maintenance of infrastructure systems, or other related areas that could benefit from the expanding economies of the 21st century. Eugene E. Peroni, Jr. of Peroni Portfolio Advisors, Inc. (the “Portfolio Consultant”) selects the trust’s portfolio through the application of his proprietary method of technical analysis, the Peroni Method®, with consideration of investment opportunities.

The Peroni Method® is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock’s price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand drawn point and figure charts which have been a part of the methodology for over half a century. While the Peroni Method® is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the marketplace are also incorporated to identify leading stocks and sectors.

Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method® may be an investment alternative to fundamental analysis.

Mr. Peroni uses the Peroni Method® to select stocks that he believes are best able to provide capital appreciation. He believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all market caps and investment styles, i.e. growth and value.

Mr. Peroni has an extensive library of hand-charted stocks that is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are screened and ranked on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using net money flow analysis and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

The Peroni Method® examines numerous technical, psychological and fundamental data. The data may include:

•	a stock’s historical price architecture
•	net money flow trends in individual stocks
•	the relative behavior of a stock’s price performance compared to other stocks in the same sector
•	sentiment readings such as the volatility index
•	fiscal and monetary factors
•	geopolitical events and their impact on specific sectors

52      Investment Summary

Mr. Peroni selects stocks he believes are best suited to the trust’s investment objective, which is capital appreciation.

Eugene E. Peroni Jr. began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method® more than 60 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method® uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

Mr. Peroni has regularly published his insights in reports offering stock market forecasts. Mr. Peroni has appeared on CNBC, CBS MarketWatch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The Peroni Method® may not identify stocks that will satisfy the trust’s investment objective.
•	The trust is concentrated in companies in the industrials sector. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary      53

PORTFOLIO CONSULTANT

The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is an investment adviser registered in Pennsylvania.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

54      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of companies selected based on technical analysis (rather than fundamental analysis).
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks selected based on technical analysis (rather than fundamental analysis).
•	are uncomfortable with the trust’s strategy.
•	seek current income or capital preservation.
ESSENTIAL INFORMATION
Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of June and December
Record dates	10th day of June and December

CUSIP Numbers
Standard Accounts Cash distributions	00780Y622
Reinvest distributions	00780Y630
Fee Based Accounts Cash distributions	00780Y648
Reinvest distributions	00780Y655

Ticker Symbol	SFGAZX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50

Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.24%	$2.36
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.34%	$3.36

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$270
3 years	$828
5 years	$1,411
10 years	$2,991

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      55

Strategic Foundations of Growth Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 4.01%
3	GOOG	Alphabet, Inc. (4)	2.01%	$2,121.90	$6,366
34	DIS	The Walt Disney Company (4)	2.00	186.35	6,336

		Consumer Discretionary — 8.05%
2	AMZN	Amazon.com, Inc. (4)	2.07	3,268.95	6,538
55	CHWY	Chewy, Inc. (4)	2.00	114.74	6,311
47	GRMN	Garmin Limited (3)	1.97	132.48	6,226
8	TSLA	Tesla, Inc. (4)	2.01	796.22	6,370

		Consumer Staples — 3.94%
89	DAR	Darling Ingredients, Inc. (4)	1.98	70.21	6,249
19	WDFC	WD-40 Company	1.96	327.07	6,214

		Health Care — 12.00%
60	ABBV	AbbVie, Inc.	1.98	104.20	6,252
40	CRSP	CRISPR Therapeutics AG (3) (4)	1.96	155.32	6,213
73	EW	Edwards Lifesciences Corporation (4)	2.01	86.98	6,349
31	LLY	Eli Lilly and Company	2.02	205.76	6,378
52	NTRA	Natera, Inc. (4)	1.97	119.86	6,233
13	TMO	Thermo Fisher Scientific, Inc.	2.06	500.08	6,501

		Industrials — 33.85%
64	WMS	Advanced Drainage Systems, Inc.	2.00	98.77	6,321
31	CAT	Caterpillar, Inc.	1.98	202.38	6,274
20	DE	Deere & Company	2.01	317.09	6,342
50	ETN	Eaton Corporation PLC (3)	1.98	125.00	6,250
222	HWM	Howmet Aerospace, Inc. (4)	1.99	28.38	6,300
144	IR	Ingersoll Rand, Inc. (4)	1.98	43.57	6,274
56	J	Jacobs Engineering Group, Inc.	2.00	113.23	6,341
30	KSU	Kansas City Southern	2.00	211.14	6,334
34	LHX	L3Harris Technologies, Inc.	1.98	184.49	6,273
24	NSC	Norfolk Southern Corporation	1.95	256.40	6,154
30	ODFL	Old Dominion Freight Line, Inc.	1.99	210.19	6,306
23	PH	Parker-Hannifin Corporation	2.01	276.22	6,353
16	TDY	Teledyne Technologies, Inc. (4)	1.98	390.37	6,246
62	TTC	The Toro Company	1.99	101.44	6,289
104	UBER	Uber Technologies, Inc. (4)	1.99	60.52	6,294
28	VMI	Valmont Industries, Inc.	2.01	226.82	6,351
26	WSO	Watsco, Inc.	2.01	244.18	6,349

(Continued)

56      Investment Summary

Strategic Foundations of Growth Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Information Technology — 24.10%
13	ADBE	Adobe, Inc. (4)	2.06%	$501.64	$6,521
47	AAPL	Apple, Inc.	1.98	133.19	6,260
13	AVGO	Broadcom, Inc.	2.01	489.13	6,359
24	DOCU	DocuSign, Inc. (4)	2.01	264.69	6,352
15	INTU	Intuit, Inc.	2.00	422.26	6,334
19	KLAC	KLA Corporation	2.03	337.18	6,406
26	MSFT	Microsoft Corporation	2.00	243.70	6,336
16	MPWR	Monolithic Power Systems, Inc.	1.96	387.96	6,207
11	NOW	ServiceNow, Inc. (4)	2.04	585.74	6,443
23	SQ	Square, Inc. (4)	2.01	276.02	6,348
15	TWLO	Twilio, Inc. (4)	2.00	421.26	6,319
13	ZBRA	Zebra Technologies Corporation (4)	2.00	486.01	6,318

		Materials — 14.05%
246	ARNC	Arconic Corporation (4)	1.99	25.58	6,293
139	CTVA	Corteva, Inc.	1.99	45.28	6,294
193	FCX	Freeport-McMoRan, Inc. (4)	2.01	32.90	6,350
20	MLM	Martin Marietta Materials, Inc.	2.06	325.65	6,513
49	RS	Reliance Steel & Aluminum Company	1.98	127.49	6,247
9	SHW	The Sherwin-Williams Company	2.01	707.42	6,367
72	WLK	Westlake Chemical Corporation	2.01	88.05	6,340

			100.00%		$316,194

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $316,194 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Ireland	1.98%
Switzerland	3.93%
United States	94.09%

(4)	This is a non-income producing security.

Investment Summary      57

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust invests in a diversified portfolio of 80 equity securities with 50 securities selected using the High 50® Dividend Strategy and 30 securities selected using the International High 30 Dividend Strategy as of February 10, 2021. Both the High 50® Dividend Strategy and the International High 30 Dividend Strategy are specialized dividend-oriented strategies that seek to provide above average total return. Each strategy is described in detail below. We* selected the portfolio in an effort to provide an enhanced total return while reducing overall portfolio volatility through diversification of securities and investment strategies.

The trust invests in each security in approximately equal weightings as of the trust’s inception and the weightings will vary thereafter in accordance with fluctuations in stock prices. We currently offer separate unit investment trusts that invest according to the same or similar investment strategies. The components, portfolio securities and structure of the trust offered in this prospectus may differ in certain respects from those other trusts we may be offering that use similar investment strategies.

High 50® Dividend Strategy. This strategy selects 50 securities using a specialized dividend-oriented strategy that seeks to provide above average total return. We selected the 50 securities using the following strategy:

•	We begin with the companies included in the New York Stock Exchange (NYSE) Composite Index, Nasdaq Composite Index and NYSE MKT Composite Index.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.
•	Stocks are eliminated if at the time of selection:

•	the company’s stock market capitalization is $1 billion or less,
•	the company’s headquarters is located outside the United States,
•	the stocks are securities of limited partnerships, exchange-traded funds, investment companies or shares of beneficial interest to the extent such securities are not otherwise excluded from the composition of the indexes.
•	We select the five securities with the highest dividend yields from the remaining securities of companies in each of the nine Global Industry Classification Standard (GICS®) sectors other than the Financials and Real Estate sectors and the five securities with the highest dividend yields from the remaining securities of companies in the Financials and Real Estate GICS® sectors combined (for a total of 50 securities). Effectively, after September 1, 2016 the strategy seeks to treat the Real Estate GICS® sector as if it was still positioned under the Financials GICS® sector (as it was prior to September 1, 2016). The trust invests in these 50 stocks.

The eleven industry sectors used in the strategy are the GICS® sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen, within six months

58      Investment Summary

of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The High 50® Dividend Strategy begins with the NYSE Composite Index, the Nasdaq Composite Index and the NYSE MKT Composite Index. The NYSE Composite Index is designed to measure the performance of all common stocks listed on the NYSE, including American Depository Receipts (ADRs), real estate investment trusts (REITs) and tracking stocks. All closed-end funds, exchange-traded funds, limited partnerships and derivatives are excluded from the index. The Nasdaq Composite Index measures all domestic and international based common type stocks traded on The Nasdaq Stock Market. To be eligible for inclusion in this index the security’s U.S. listing must be exclusively on The Nasdaq Stock Market (with certain exceptions), and have a security type of ADRs, common stock, limited partnership interests, ordinary shares, REITs, shares of beneficial interest or tracking stocks. Security types not included in this index are closed-end funds, convertible debentures, exchange-traded funds, preferred stocks, rights, warrants, units and other derivative securities. The NYSE MKT Composite Index is an index representing the aggregate value of the common shares or ADRs of all NYSE MKT-listed companies, REITs, master limited partnerships and closed-end investment companies. The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

International High 30 Dividend Strategy. This strategy selects 30 securities using a specialized dividend-oriented strategy that seeks to provide above average total return. This strategy also seeks to outperform the S&P ADR Index. We selected these 30 securities using the following strategy:

•	We begin with the companies listed in the S&P ADR Index. The S&P ADR Index is constructed from the non-U.S. index components of the S&P Global 1200 Index. These include the S&P Europe 350, S&P/TOPIX 150 (Japan), S&P/TSX 60 (Canada), S&P/ASX All Australian 50, S&P Asia 50, and S&P Latin America 40. All Level II and Level III ADRs or ordinary share listings in the U.S. issued by the constituents of these indices are included.
•	From the S&P ADR Index, we select the three securities with the highest dividend yields in each of the nine GICS® sectors other than the Financials and Real Estate sectors and the three securities with the highest dividend yields in the Financials and Real Estate GICS® sectors combined. Effectively, after September 1, 2016 the strategy seeks to treat the Real Estate GICS® sector as if it was still positioned under the Financials GICS® sector (as it was prior to September 1, 2016).
•	We select those 30 stocks for the trust’s portfolio.

The eleven industry sectors used in the strategy are the GICS® sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The strategy is derived from stocks contained in the S&P ADR Index. S&P Dow Jones, a division of the S&P Global Inc., publisher of the S&P ADR Index, is not affiliated with us and

Investment Summary      59

has not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The S&P 500 Index is an index that includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the Standard & Poor’s 500 Index focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, it is also often considered a proxy for the total U.S. stock market.

The indexes are unmanaged, not subject to fees, and not available for direct investment.

The publisher of the index is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor has the publisher reviewed or approved of any of the information contained herein.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade

60      Investment Summary

conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary      61

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of securities selected based on two dividend-oriented investment strategies.
•	to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.
•	the potential to receive above average total return.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in the securities held by the trust.
•	are uncomfortable with the trust’s strategies.
•	seek aggressive growth without current income.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y663
Reinvest distributions	00780Y671
Fee Based Accounts Cash distributions	00780Y689
Reinvest distributions	00780Y697

Ticker Symbol	HEDAHX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.22%	$2.12
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.32%	$3.12

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$267
3 years	$820
5 years	$1,399
10 years	$2,965

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

62      Investment Summary

Strategic High 80 Dividend Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 10.01%
64	T	AT&T, Inc.	1.25%	$28.97	$1,854
42	BCE	BCE, Inc. (3)	1.24	43.73	1,837
31	CCOI	Cogent Communications Holdings, Inc.	1.25	59.98	1,859
75	IPG	The Interpublic Group of Companies, Inc.	1.26	24.87	1,865
158	LUMN	Lumen Technologies, Inc.	1.26	11.79	1,863
155	ORAN	Orange SA (3)	1.26	12.04	1,866
34	VZ	Verizon Communications, Inc.	1.24	54.15	1,841
99	VOD	Vodafone Group PLC (3)	1.25	18.73	1,854

		Consumer Discretionary — 10.02%
49	CWH	Camping World Holdings, Inc.	1.25	37.74	1,849
95	HRB	H&R Block, Inc.	1.26	19.71	1,873
103	HBI	Hanesbrands, Inc.	1.25	18.02	1,856
64	HMC	Honda Motor Company Limited (3)	1.25	28.98	1,855
44	LEG	Leggett & Platt, Inc.	1.25	42.17	1,856
78	NWL	Newell Brands, Inc.	1.25	23.79	1,856
31	QSR	Restaurant Brands International, Inc. (3)	1.24	59.30	1,838
12	TM	Toyota Motor Corporation (3)	1.27	156.48	1,878

		Consumer Staples — 10.03%
43	MO	Altria Group, Inc.	1.26	43.41	1,867
60	BGS	B&G Foods, Inc.	1.26	31.23	1,874
48	BTI	British American Tobacco PLC (3)	1.25	38.68	1,857
11	DEO	Diageo PLC (3)	1.26	169.51	1,865
22	PM	Philip Morris International, Inc.	1.28	86.00	1,892
33	UL	Unilever PLC (3)	1.24	55.74	1,839
35	UVV	Universal Corporation	1.23	52.29	1,830
130	VGR	Vector Group Limited	1.25	14.22	1,849

		Energy — 9.98%
202	AM	Antero Midstream Corporation	1.25	9.17	1,852
80	BP	BP PLC (3)	1.25	23.18	1,854
148	EC	Ecopetrol SA (3)	1.25	12.58	1,862
252	ETRN	Equitrans Midstream Corporation	1.24	7.32	1,845
67	HP	Helmerich & Payne, Inc.	1.25	27.69	1,855
123	KMI	Kinder Morgan, Inc.	1.25	15.04	1,850
40	OKE	ONEOK, Inc.	1.24	45.95	1,838
42	TOT	TOTAL SE (3)	1.25	44.15	1,854

(Continued)

Investment Summary      63

Strategic High 80 Dividend Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Financials — 6.26%
219	NLY	Annaly Capital Management, Inc.	1.26%	$8.55	$1,873
143	ARI	Apollo Commercial Real Estate Finance, Inc.	1.26	13.08	1,870
158	CIM	Chimera Investment Corporation	1.27	11.94	1,887
11	BAP	Credicorp Limited (3)	1.22	165.19	1,817
258	SMFG	Sumitomo Mitsui Financial Group, Inc. (3)	1.25	7.19	1,855

		Health Care — 10.05%
18	ABBV	AbbVie, Inc.	1.26	104.20	1,876
36	CAH	Cardinal Health, Inc.	1.26	51.75	1,863
29	GILD	Gilead Sciences, Inc.	1.27	64.80	1,879
52	GSK	GlaxoSmithKline PLC (3)	1.25	35.65	1,854
25	MRK	Merck & Company, Inc.	1.25	74.25	1,856
54	PFE	Pfizer, Inc.	1.26	34.69	1,873
39	SNY	Sanofi (3)	1.25	47.45	1,851
106	TAK	Takeda Pharmaceutical Company Limited (3)	1.25	17.55	1,860

		Industrials — 10.01%
62	ABB	ABB Limited (3)	1.24	29.74	1,844
35	BCC	Boise Cascade Company	1.24	52.36	1,833
59	HEES	H&E Equipment Services, Inc.	1.27	31.80	1,876
50	HNI	HNI Corporation	1.25	37.00	1,850
22	MSM	MSC Industrial Direct Company, Inc.	1.24	83.57	1,839
71	RELX	RELX PLC (3)	1.24	25.90	1,839
29	R	Ryder System, Inc.	1.25	63.94	1,854
23	TRI	Thomson Reuters Corporation (3)	1.28	82.31	1,893

		Information Technology — 9.95%
83	CAJ	Canon, Inc. (3)	1.26	22.48	1,866
129	HPE	Hewlett Packard Enterprise Company	1.24	14.30	1,845
15	IBM	International Business Machines Corporation	1.21	120.07	1,801
76	JNPR	Juniper Networks, Inc.	1.25	24.45	1,858
39	OTEX	Open Text Corporation (3)	1.24	47.24	1,842
173	UMC	United Microelectronics Corporation (3)	1.25	10.69	1,849
78	WU	The Western Union Company	1.26	23.90	1,864
77	XRX	Xerox Holdings Corporation	1.24	23.95	1,844

(Continued)

64      Investment Summary

Strategic High 80 Dividend Portfolio, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio (continued)
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Materials — 9.93%
29	BBL	BHP Group PLC (3)	1.22%	$62.60	$1,815
27	CMP	Compass Minerals International, Inc.	1.23	67.38	1,819
32	DOW	Dow, Inc.	1.27	58.75	1,880
38	GEF/B	Greif, Inc.	1.22	47.76	1,815
128	KRO	Kronos Worldwide, Inc.	1.27	14.72	1,884
33	NTR	Nutrien Limited (3)	1.26	56.64	1,869
21	RIO	Rio Tinto PLC (3)	1.24	87.63	1,840
41	SWM	Schweitzer-Mauduit International, Inc.	1.22	44.08	1,807

		Real Estate — 3.75%
103	BPY	Brookfield Property Partners LP (3)	1.25	17.99	1,853
64	EQC	Equity Commonwealth	1.24	28.82	1,845
218	GEO	The GEO Group, Inc.	1.26	8.60	1,875

		Utilities — 10.01%
26	D	Dominion Energy, Inc.	1.25	71.13	1,849
237	ENIA	Enel Americas SA (3)	1.26	7.86	1,863
457	ENIC	Enel Chile SA (3)	1.25	4.04	1,846
58	FE	FirstEnergy Corporation	1.25	31.93	1,852
31	NGG	National Grid PLC (3)	1.24	59.13	1,833
59	OGE	OGE Energy Corporation	1.26	31.63	1,866
66	PPL	PPL Corporation	1.25	28.01	1,849
79	SJI	South Jersey Industries, Inc.	1.25	23.55	1,860

			100.00%		$148,314

(Continued)

Investment Summary      65

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,331 and ($17), respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Bermuda	2.47%
Canada	6.26%
Chile	2.51%
Colombia	1.25%
France	3.76%
Japan	6.28%
Switzerland	1.24%
Taiwan	1.25%
United Kingdom	12.44%
United States	62.54%

66      Investment Summary

TACTICAL PLUS CLOSED-END PORTFOLIO — 15 MONTH

INVESTMENT OBJECTIVE

The trust seeks to provide high current income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide high current income with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds”). The underlying funds may invest in a variety of income-producing securities issued by various types of foreign and/or U.S. issuers. Among other securities, these securities may include corporate bonds, government bonds, corporate loans, convertible securities, preferred securities and equity securities. These securities may be rated investment grade, below investment grade or unrated by major security rating agencies.

In selecting these closed-end funds, we* considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. We use a disciplined investment methodology to select the funds for inclusion in the trust. We begin by constructing a universe of funds that have a stated investment objective in line with the trust’s investment objective and that the fund advisor appears to be adhering to. From this universe we select the final securities by utilizing a multi-factor approach based on the following factors:

•	Dividend—The primary factor is an above average dividend and we favor funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise
•	Premium/Discount—We also favor funds that are trading at a discount relative to their peers and relative to their historic average.
•	Performance—We also favor funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

Approximately 35.00% of the portfolio consists of funds classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The

Investment Summary      67

COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	Securities of foreign issuers held by the underlying funds in the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the issuer’s foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	We do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

68      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own securities representing interests in managed funds that pursue income-oriented investment strategies.
•	to diversify your overall portfolio with investments in various types of securities.
•	to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.
•	the potential to receive monthly distributions of income.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in closed-end funds that pursue income-oriented investment strategies.
•	seek capital preservation or capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y705
Reinvest distributions	00780Y713
Fee Based Accounts Cash distributions	00780Y721
Reinvest distributions	00780Y739

Ticker Symbol	TICPUX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.18%	$1.72
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	1.86	18.16
Total	2.14%	$20.88

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning May 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$443
3 year	$1,338
5 years	$2,243
10 years	$4,553

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      69

Tactical Plus Closed-End Portfolio — 15 Month, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
CLOSED-END FUNDS — 100.00%

908	BGR	BlackRock Energy and Resources Trust	4.98%	$8.16	$7,409
588	BWG	BrandywineGLOBAL Global Income Opportunities Fund, Inc.	5.01	12.67	7,450
224	CCD	Calamos Dynamic Convertible & Income Fund	4.99	33.17	7,430
724	CHW	Calamos Global Dynamic Income Fund	5.00	10.27	7,435
1,021	IGR	CBRE Clarion Global Real Estate Income Fund	5.01	7.30	7,453
458	GLQ	Clough Global Equity Fund	5.00	16.24	7,438
237	STK	Columbia Seligman Premium Technology Growth Fund, Inc.	5.01	31.45	7,454
175	SZC	The Cushing NextGen Infrastructure Income Fund	5.00	42.51	7,439
326	EOS	Eaton Vance Enhanced Equity Income Fund II	5.00	22.80	7,433
283	ETO	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund	4.99	26.22	7,420
558	IVH	Ivy High Income Opportunities Fund	5.03	13.41	7,483
996	USA	Liberty All-Star Equity Fund	4.99	7.45	7,420
600	SCD	LMP Capital and Income Fund, Inc.	4.99	12.37	7,422
502	GHY	PGIM Global High Yield Fund, Inc.	5.00	14.83	7,445
613	RMT	Royce Micro-Cap Trust, Inc.	5.01	12.15	7,448
292	HQH	Tekla Healthcare Investors	4.98	25.36	7,405
208	ACV	Virtus AllianzGI Diversified Income & Convertible Fund	5.02	35.90	7,467
775	IAE	Voya Asia Pacific High Dividend Equity Income Fund	4.99	9.58	7,425
1,374	IGD	Voya Global Equity Dividend and Premium Opportunity Fund	5.01	5.43	7,461
1,425	EOD	Wells Fargo Global Dividend Opportunity Fund	4.99	5.21	7,424

			100.00%		$148,761

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,761 and $0, respectively.

70      Investment Summary

UBIQUITOUS STRATEGY PORTFOLIO — 15 MONTH

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of stocks of companies deriving a substantial portion of their revenues worldwide that Pence Capital Management, LLC (the “Portfolio Consultant”) believes are involved in aspects of the transformation of consumer behavior and a shift in how people transact purchases. Today, shopping has become easier as innovations in electronics and information technology provide consumers access to a wide range of products from the convenience of almost anywhere and the ease of using their smart phones and tablets. Consumers can fulfill desires spontaneously without going to brick and mortar stores. Consumers shop online using smart phones and tablets, connect wirelessly from almost anywhere, are able to purchase almost any product online, pay by credit cards and have products delivered to their doorsteps.

From these companies involved in aspects of this shift in how people transact purchases, securities were selected for the trust’s portfolio by analyzing factors including expected market dominance over the next three to five years, relative size within industry sectors based on market capitalization, steadiness of past earnings growth rates and revenue growth, strength of earnings and revenue projects, balance sheet strength, valuation and levels of cash holdings.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in securities issued by companies in the communication services and information technology sectors. Negative developments impacting companies in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

Investment Summary      71

•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Pence Capital Management, LLC, is a registered investment adviser registered with the state of California.

Pence Capital Management, LLC is a registered investment advisory firm based in Newport Beach, California. The firm uses its proprietary research to identify and deliver actionable investment insights. The firm is led by Colonel (ret) E. Dryden Pence III, a Harvard-educated economist with thirty years of experience in the financial industry. His formal training and knowledge in economics combined with his career of more than twenty-two years in Army Intelligence, Special Operations and Psychological Warfare, gives the firm a unique understanding of human behavior and its effects on the economy and the markets. The Ubiquitous Strategy Portfolio is based on the firm’s expertise in portfolio construction.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the

*	“AAM”, “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The Portfolio Consultant is being compensated for its portfolio consulting services, including selection of the trust portfolio.

72      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek high current income or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	February 17, 2021
Termination date	May 13, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780Y747
Reinvest distributions	00780Y754
Fee Based Accounts Cash distributions	00780Y762
Reinvest distributions	00780Y770

Ticker Symbol	USPAOX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.12%	$1.20
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.22%	$2.20

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning with the first installment commencing on May 20, 2021, the second installment on June 20, 2021, and the final installment on July 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$258
3 year	$793
5 years	$1,354
10 years	$2,878

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Investment Summary      73

Ubiquitous Strategy Portfolio — 15 Month, Series 2021-1Q

(Advisors Disciplined Trust 2058)
Portfolio
As of the trust inception date, February 17, 2021

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 32.12%
25	GOOGL	Alphabet, Inc. (3)	10.06%	$2,110.70	$52,768
364	T	AT&T, Inc.	2.01	28.97	10,545
26	CHTR	Charter Communications, Inc. (3)	3.07	618.47	16,080
298	CMCSA	Comcast Corporation	3.00	52.84	15,746
191	FB	Facebook, Inc. (3)	9.98	273.97	52,328
86	TMUS	T-Mobile US, Inc. (3)	2.00	122.00	10,492
194	VZ	Verizon Communications, Inc.	2.00	54.15	10,505

		Consumer Discretionary — 14.96%
24	AMZN	Amazon.com, Inc. (3)	14.96	3,268.95	78,455

		Financials — 1.99%
80	AXP	American Express Company	1.99	130.68	10,455

		Industrials — 4.00%
40	FDX	FedEx Corporation	2.00	261.83	10,473
65	UPS	United Parcel Service, Inc.	2.00	161.75	10,514

		Information Technology — 42.90%
394	AAPL	Apple, Inc.	10.01	133.19	52,477
92	MA	Mastercard, Inc.	5.98	341.21	31,391
216	MSFT	Microsoft Corporation	10.04	243.70	52,639
68	PYPL	PayPal Holdings, Inc. (3)	3.95	304.79	20,726
14	SHOP	Shopify, Inc. (3) (4)	3.93	1,474.00	20,636
57	SQ	Square, Inc. (3)	3.00	276.02	15,733
151	V	Visa, Inc.	5.99	207.90	31,393

		Real Estate — 4.03%
47	AMT	American Tower Corporation	2.02	224.98	10,574
65	CCI	Crown Castle International Corporation	2.01	161.96	10,527

			100.00%		$524,457

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $524,457 and $0, respectively.
(3)	This is a non-income producing security.
(4)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Canada	3.93%
United States	96.07%

74      Investment Summary

UNDERSTANDING YOUR INVESTMENT

HOW TO BUY UNITS

You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com. The public offering price of units includes:

•	the net asset value per unit plus
•	organization costs plus
•	the sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

We determined the initial prices of the securities shown under each “Portfolio” section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant’s security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

The value of your units will decline when your trust pays these costs.

Sales Fee. The maximum sales fee is shown under “Fees and Expenses” for your trust and is 1.85% of the public offering price per unit at the time of purchase.

Understanding Your Investment      75

You pay a fee in connection with purchasing units. We refer to this fee as the “transactional sales fee”. The transactional sales fee has both an initial and a deferred component. The transactional sales fee equals 1.35% of the public offering price per unit based on a $10 public offering price per unit. The percentage amount of the transactional sales fee is based on the unit price on your trust’s inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under “Fees and Expenses” for your trust.

You pay the initial sales fee, if any, at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial sales fee equal to the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and total fixed dollar creation and development fee. The deferred sales fee is fixed at $0.135 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under “Fees and Expenses” for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee) your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust.

If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 1.85% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fees).

Minimum Purchase. The minimum amount you can purchase appears under “Essential Information” for your trust, but such amounts may vary depending on your selling firm.

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers

76      Understanding Your Investment

who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales fee	0.00%
Deferred sales fee	0.00%
Transactional sales fee	0.00%
Creation and development fee	0.50%
Total sales fee	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

Retirement Accounts. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

Understanding Your Investment      77

HOW TO SELL YOUR UNITS

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such

78      Understanding Your Investment

other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust’s life. We may discontinue this option upon sixty days notice.

Rollover Option. Your trust’s strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time.

We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Understanding Your Investment—Taxes”.

DISTRIBUTIONS

Distributions. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a “grantor trust” for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement. The record and distribution dates and the tax status are shown under “Essential Information” in the “Investment Summary” section of this prospectus for your trust. In some cases, your trust might pay a special distribution if it holds an excessive

Understanding Your Investment      79

amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a “regulated investment company” for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change.

When your trust receives dividends and other income distributions from a portfolio security, the trustee credits such payments to the trust’s accounts. In an effort to make relatively regular income distributions, if your trust is a “regulated investment company” for tax purposes and makes monthly distributions, your trust’s monthly income distribution is equal to one twelfth of the estimated net annual income distributions to be received by your trust after deduction of trust operating expenses. Because a trust does not receive income distributions from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. First detected in late 2019, COVID-19 spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020. The COVID-19 pandemic has adversely affected commercial activities, disrupted supply chains and greatly increased market volatility. Many countries have reacted to this crisis through prevention measures, such as quarantines, and government intervention, including placing restrictions on travel and business operations. These measures along with the general uncertainty caused from this pandemic has resulted in a decline in consumer demand across many industries and imposed significant costs on governmental and business entities. The potential economic impacts of the COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and your trust.

80      Understanding Your Investment

Selection Risk. Selection risk is the risk that the securities selected for inclusion by your trust or by a fund’s management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less money than other comparable investments.

Equity Securities. Your trust and/or certain funds held by your trust may invest in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described herein.

Fixed Income Securities. Certain funds held by your trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a fund. This could cause the value of your units to fall and may reduce the level of dividends a fund pays which would reduce your income. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities held by a fund will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of relatively low rates.

Closed-End Funds. Your trust may invest in shares of closed-end investment companies. Closed-end funds are subject to various risks, including but not limited to management’s ability to meet the closed-end fund’s investment objective including when the underlying securities are redeemed or sold, risks associated with the use of leverage and borrowing and risks associated with shares of the fund trading at a discount or premium to the fund’s net asset value. You should understand the section titled “Understanding Your Investment—Closed-End Funds” before you invest.

Non-Diversification Risk. Certain funds held by your trust may be classified as “non-diversified”. Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Business Development Company Risk. Certain funds held by your trust may invest in business development companies (“BDCs”). BDCs are closed-end investment companies that

Understanding Your Investment      81

have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment. BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations. BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging

82      Understanding Your Investment

financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. If your trust invests in BDCs, then your trust will indirectly bear these expenses. These expenses may fluctuate significantly over time. If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, if/when your trust acquires shares of investment companies shareholders bear both their proportionate share of fees and expenses in your trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by your trust. There are certain regulatory limitations on the ability of your trust to hold other investment companies which may impact your trust’s ability to invest certain funds, may impact the weighting of a fund in your trust’s portfolio and may impact your trust’s ability to issue additional units in the future.

Investment Process Risk. Your trust may invest in securities selected by a portfolio consultant. In the event that a portfolio consultant incorrectly assesses an issuer’s prospects for growth or if a portfolio consultant’s judgment about how other investors will value an issuer’s growth is wrong, then the price of an issuer’s stock may decrease or not increase to the level anticipated.

Sector Concentration Risk. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the exposure to such sectors through the securities held by your trust or through the securities in the funds held by your trust are concentrated within a particular sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risks” in the “Investment Summary” section for your trust in this prospectus for sector concentrations.

Your trust may invest significantly in securities of communication services companies. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way

Understanding Your Investment      83

people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Your trust may invest significantly in securities of energy companies. Energy companies include, but are not limited to, companies that explore for, produce, refine, transport, store, gather, process, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. These companies are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including wars and hostilities, supply and demand, depletion, rising interest rates, exploration activities, policy shifts by governmental entities and intergovernmental entities such as OPEC, weather, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters will also impact companies in the energy industry. Oil production and refining companies are subject to extensive federal, state and local governmental laws and regulations regarding air emissions and the disposal of hazardous materials. Companies engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time, or that estimates of such reserves are overstated or will not be produced in the time periods anticipated.

Your trust may invest significantly in securities of industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

Your trust may invest significantly in securities of companies in the information technology sector. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new

84      Understanding Your Investment

or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks may experience extreme price and volume fluctuations that are often unrelated to their operating performance, and may experience significant market declines in their share values.

Your trust may invest significantly in securities of renewable infrastructure companies. Renewable infrastructure companies are subject to the risks involved in the development, generation, production, transmission, storage and sale of energy from alternative and renewable sources such as solar, wind, biofuels, hydropower or geothermal power. Adverse political and regulatory changes, increased tariffs, unfavorable weather and atmospheric conditions and construction delays can severely impact the profitability of renewable infrastructure companies. These companies can also be drastically impacted by the volatility and uncertainty of energy markets and are subject to possible contract counterparty defaults, large capital outlays and the risk of technological obsolescence. Additionally, renewable infrastructure companies face intense competition, both amongst themselves and from companies that provide production, storage and transmission services for non-renewable energy sources. By focusing on renewable energy, these companies may have to forgo some business opportunities available to companies that do not use such criteria.

Your trust may invest significantly in securities of utilities companies. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

European Issuer Risks. The European Select Portfolio invests in securities issued by companies in Europe. The trust is therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks.

Foreign Issuer Risk. Your trust and/or certain funds held by your trust may invest in the securities of foreign issuers. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in

Understanding Your Investment      85

obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of your trust’s and/or a fund’s portfolio to vary when your trust or a fund buys or sells securities.

Currency Risk. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay income and trade in foreign currencies, the U.S. dollar value of these securities and income will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as “currency risk,” means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

Depositary Receipts Risk. Your trust and/or certain funds held by your trust may invest in stocks held in the form of depositary receipts. Depositary receipts represent receipts for foreign common stock deposited with a custodian (which may include the trustee of your trust). Depositary receipts generally involve the same types of risks as foreign common stock held directly. Some depositary receipts may experience less liquidity than the underlying common stocks traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers and, as a result, there may not be a correlation between certain information impacting a security and the market value of the depositary receipts.

Emerging Markets. Your trust and/or certain funds held by your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. Emerging market companies are also subject to a

86      Understanding Your Investment

greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Differences in applicable regulatory, accounting, auditing and financial reporting and recordkeeping standards create difficulties in evaluating emerging market companies due to lower quality or less available financial information. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries. The limitations associated with investments in emerging market companies could impact your trust’s ability to achieve its investment objective.

Supranational Entities’ Securities. Certain funds held by your trust may invest in obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and a fund may lose money on such investments.

Small and Mid-Size Companies. Your trust and/or certain funds held by your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a security may prepay their obligations earlier than expected. Such prepayments will result in early distributions to a fund holding such security and such funds may be unable to reinvest such amounts at the yields originally invested which could adversely impact the funds and your trust. Certain bonds held by the funds may include call provisions which expose such funds and your trust to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, a fund holding such bond will receive principal but future interest distributions will fall. Such fund might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

Extension Risk. When interest rates rise, among other factors, issues of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

Market Discount. Certain funds held by your trust may invest in bonds whose current market values were below the principal value on

Understanding Your Investment      87

the purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

Premium Bonds. Certain funds held by your trust may invest in bonds whose current market values were above the principal value on the purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur at times when the bonds have a market value that represents a premium over par or, for original issue discount securities, a premium over the accreted value.

Municipal Bonds. Certain funds held by your trust may invest in municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer’s financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity. Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer’s ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a fund and would therefore impact the price of both the fund shares and your trust units. The COVID-19 pandemic has and continues to adversely affect the financial condition of many states and political subdivisions both through costs associated with combatting the COVID-19 pandemic and by negatively impacting tax revenue streams. The full impact of the COVID-19 pandemic on state and political subdivisions’ ability to make payments on debt obligations is impossible to predict, but could negatively impact the value of bonds, the ability of state and political subdivisions to make payments when due and the performance of your trust.

Sovereign Debt. Certain funds held by your trust may invest in sovereign debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the

88      Understanding Your Investment

economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Certain funds held by your trust may invest in obligations of the U.S. Government. Obligations of U.S. Government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. Government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. Government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. Government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. Government would provide financial support to any of these entities if it is not obligated to do so by law.

U.S. Treasury Obligations. Certain funds held by your trust may invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

High Yield or “Junk” Securities. Certain funds held by your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or “junk” securities, the generic names for securities rated below “BBB” by Standard & Poor’s or “Baa” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Senior Loans. Certain funds held by your trust may invest in senior loans and similar transactions. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the funds in senior loans and similar transactions involves risk that the borrowers under such transactions may

Understanding Your Investment      89

default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”), which is currently set to be phased out by 2021. The potential phase out of LIBOR could adversely affect the value of investments tied to LIBOR. Senior loans are generally below investment grade quality and may be unrated at the time of investment. Senior loans may not fall within the definition of “securities” and are generally not registered with the SEC and therefore an investor in senior loans may not receive the protection of the federal securities laws. Senior loans are also generally not registered with state securities commissions and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.

Convertible Securities. Certain funds held by your trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

Floating Rate Instruments. Certain funds held by your trust may invest in floating rate securities. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often

90      Understanding Your Investment

related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing your trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Certain funds held by your trust may invest in asset-backed securities (“ABS”). ABS are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Certain funds held by your trust may invest in mortgage-backed securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the funds’, and therefore your trust’s, returns because the funds may have to reinvest that money at lower prevailing interest rates.

Restricted Securities. Certain funds held by your trust may invest in securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, a fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than that which prevailed when it decided to sell.

Understanding Your Investment      91

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Covered Call Option Strategies. Certain funds held by your trust may invest using covered call option strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a closed-end fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as your trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Preferred Securities. Certain funds held by your trust may invest in preferred securities including preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt

92      Understanding Your Investment

instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or “face”) value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of

Understanding Your Investment      93

the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

Real Estate Related Securities. Your trust and/or certain funds held by your trust may invest in securities providing exposure to real estate investments. Risks associated with the ownership of real estate include, among other factors, changes in general U.S., global and local economic conditions, decline in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements, including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers. Real estate related securities may be negatively impacted by current conditions caused by the spread of COVID-19. The COVID-19 pandemic has adversely impacted many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space. This has created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. The COVID-19 pandemic and governmental responses have also adversely impacted the demand for some categories of commercial and retail space. As many businesses have been required to operate via remote-working programs, the need for office space has been reduced. Certain categories of business including restaurants, entertainment venues and retail businesses have been unable to operate at normal capacities and gone through periods of limited services, which may have an adverse impact on the demand for real estate typicallyleased by these businesses.

Real Estate Investment Trusts. Your trust and/or certain funds held by your trust may invest in securities issued by real estate investment trusts (“REITs”). Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and

94      Understanding Your Investment

share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

REITs may be negatively impacted by current conditions caused by the spread of COVID-19. The COVID-19 pandemic has adversely impacted many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space. This has created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. The COVID-19 pandemic and governmental responses have also adversely impacted the demand for some categories of commercial and retail space. As many businesses have been required to operate via remote-working programs, the need for office space has been reduced. Certain categories of business including restaurants, entertainment venues and retail businesses have been unable to operate at normal capacities and gone through periods of limited services, which may have an adverse impact on the demand for real estate typically leased by these businesses. This may have an adverse impact on REITs that invest in real estate which provide space to these individuals and businesses.

MLPs. Your trust and/or certain funds held by your trust may invest in master limited partnerships (“MLPs”). MLPs are limited partnership or limited liability companies that are generally taxed as partnership whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Unlike stockholders of a corporation, limited partners do not elect directors annually and generally have the right to vote only on certain significant events, such as mergers, a sale of substantially all of the partnership assets, removal of the general partner or material amendments to the partnership agreement. Limited partners generally have first right to a minimum quarterly distribution prior to distributions to the convertible subordinated unit holders or the general partner (including incentive distributions) and typically have arrearage rights if the minimum quarterly distribution is not met. Most MLPs generally operate in the

Understanding Your Investment      95

energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your trust’s investments.

Derivatives Risk. Certain funds held by your trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and your trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund and your trust. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap”, increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

Swaps. Certain funds held by your trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable

96      Understanding Your Investment

interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by your trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by your trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by your trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Options. Certain funds held by your trust may engage in options transactions. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund

Understanding Your Investment      97

writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

Repurchase Agreement Risk. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by your trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by your trust may have exposure to the commodities market. This exposure could expose such funds and your trust to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Money Market Securities. Certain funds held by your trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust or the underlying funds held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

No FDIC Guarantee. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CLOSED-END FUNDS

Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in “closed-end” offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment

98      Understanding Your Investment

philosophies through greater flexibility and control. In addition, closed-end funds do not have to manage fund liquidity to meet potentially large redemptions.

Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the closed-end funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

Certain closed-end funds held by your trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a fund’s shares and in the return on a fund’s portfolio. Borrowing will cost a fund interest expense and other fees. The costs of borrowing may reduce a fund’s return. Borrowing may cause a fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

Certain closed-end funds held by your trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a fund could lose money and there may be a delay in recovering the loaned securities. A fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

Only the trustee may vote the shares of the closed-end funds held in your trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust may be required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under “How the Trust Works—Changing Your Portfolio.”

HOW THE TRUST WORKS

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust’s inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we

Understanding Your Investment      99

designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

•	to pay expenses,
•	to issue additional units or redeem units,
•	to take actions in response to certain corporate actions and other events impacting portfolio securities,
•	in limited circumstances to protect the trust,
•	to make required distributions or avoid imposition of taxes on the trust, or
•	as permitted by the trust agreement.

When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a “regulated investment company” for tax purposes (see “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus). If your trust is a “regulated investment company” for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property.

If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a “regulated investment company” for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a “regulated investment company” for tax purposes.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other

100      Understanding Your Investment

trusts that we sponsor to satisfy unit redemption, pay deferred sales fees or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust. Your trust will terminate on the termination date set forth under “Essential Information” in the “Investment Summary” section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of your trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or

Understanding Your Investment      101

short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as “Volume Concession A” and “Volume Concession B.” The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust’s prospectus.

The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or more	0.175

We will pay these amounts out of our own assets within a reasonable time following each calendar month.

The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust’s prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some brokerdealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales.

102      Understanding Your Investment

As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers and other firms who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio” section for your trust.

TAXES—REGULATED INVESTMENT COMPANIES

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a “regulated investment company” under federal tax laws. The tax structure of your trust is set forth under “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not

Understanding Your Investment      103

reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. Your trust intends to qualify as a “regulated investment company” under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your units.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

104      Understanding Your Investment

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be subject to higher maximum marginal stated federal income tax rates. Some portion of your capital gain dividends may be attributable to the trust’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long- term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In addition, some portion of the ordinary income dividends on your units that are attributable to dividends received by your trust from shares in real estate investment trusts may be designated by your trust as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

Understanding Your Investment      105

Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Foreign Corporations. If your trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

106      Understanding Your Investment

TAXES—GRANTOR TRUSTS

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws. The tax structure of your trust is set forth under “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes.

It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. The trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust (“WHFIT”), and falls under what is commonly referred to as the WHFIT regulations.

If your trust is at all times operated in accordance with the documents establishing your trust and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not

Understanding Your Investment      107

reduced by amounts used to pay sales fees or trust expenses. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales fees, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher stated federal tax rate. Some portion of any capital gain dividends you receive might be attributable to a RIC’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital

108      Understanding Your Investment

gains. Some dividends on RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares or RIC Shares may be eligible for a deduction for qualified business income provided certain holding period requirements are satisfied.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner’s pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs or RICs. However, certain dividends on RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust’s termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed

Understanding Your Investment      109

sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may not be able to deduct some or all of these expenses.

If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75 percent or more of its income is passive income or if 50 percent or more of its

110      Understanding Your Investment

assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

EXPENSES

Your trust will pay various expenses to conduct its operations. The “Fees and Expenses” section for each trust in this prospectus shows the estimated amount of these expenses.

The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

Understanding Your Investment      111

EXPERTS

Legal Matters. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

ADDITIONAL INFORMATION

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

112      Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Unitholders
Advisors Disciplined Trust 2058

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 5, 6, 9, 10, 15, 16, 20, 21, 25, 29, 30, 34, 35, 36, 40, 41, 45, 46, 50, 51, 56, 57, 63, 64, 65, 66, 70, and 74, of Advisors Disciplined Trust 2058 (the “Trust”) as of February 17, 2021, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of February 17, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of February 17, 2021 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
February 17, 2021

Understanding Your Investment      113

Advisors Disciplined Trust 2058 Statements of Financial Condition as of February 17, 2021	Bahl & Gaynor Income Growth Portfolio	Blue Chip Portfolio	Dividend Advantage Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$158,006	$254,870	$149,966
Total	$158,006	$254,870	$149,966
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$600	$1,249	$735
Deferred sales fee (4)	2,133	3,441	2,025
Creation and development fee (4)	790	1,274	750
	3,523	5,964	3,510
Interest of investors:
Cost to investors (5)	158,006	254,870	149,966
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,523	5,964	3,510

Net interest of investors	154,483	248,906	146,456
Total	$158,006	$254,870	$149,966
Number of units	15,801	25,487	14,997
Net asset value per unit	$9.777	$9.766	$9.766

Advisors Disciplined Trust 2058 Statements of Financial Condition as of February 17, 2021	Dividend Sustainability Portfolio	The Dow® Value Ten Portfolio	Energy Opportunities Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$148,336	$148,498	$148,175
Total	$148,336	$148,498	$148,175
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$727	$564	$726
Deferred sales fee (4)	2,003	2,005	2,000
Creation and development fee (4)	742	743	741
	3,472	3,312	3,467
Interest of investors:
Cost to investors (5)	148,336	148,498	148,175
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,472	3,312	3,467
Net interest of investors	144,864	145,186	144,708
Total	$148,336	$148,498	$148,175
Number of units	14,834	14,850	14,818
Net asset value per unit	$9.766	$9.777	$9.766

See Notes to Statements of Financial Condition on page 116.

(Continued)

114      Understanding Your Investment

Advisors Disciplined Trust 2058 Statements of Financial Condition as of February 17, 2021	European Select Portfolio	International High 30 Dividend Portfolio	Kayne Anderson Renewable Infrastructure Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$270,667	$148,359	$146,895
Total	$270,667	$148,359	$146,895
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$1,326	$727	$720
Deferred sales fee (4)	3,654	2,003	1,983
Creation and development fee (4)	1,353	742	734
	6,333	3,472	3,437
Interest of investors:
Cost to investors (5)	270,667	148,359	146,895
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	6,333	3,472	3,437

Net interest of investors	264,334	144,887	143,458
Total	$270,667	$148,359	$146,895
Number of units	27,067	14,836	14,689
Net asset value per unit	$9.766	$9.766	$9.766

Advisors Disciplined Trust 2058 Statements of Financial Condition as of February 17, 2021	Minimum Volatility Equity Income Portfolio	Strategic Foundations of Growth Portfolio	Strategic High 80 Dividend Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$162,245	$316,194	$148,314
Total	$162,245	$316,194	$148,314
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$795	$1,549	$727
Deferred sales fee (4)	2,190	4,269	2,002
Creation and development fee (4)	811	1,581	742
	3,796	7,399	3,471
Interest of investors:
Cost to investors (5)	162,245	316,194	148,314
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,796	7,399	3,471
Net interest of investors	158,449	308,795	144,843
Total	$162,245	$316,194	$148,314
Number of units	16,224	31,619	14,831
Net asset value per unit	$9.766	$9.766	$9.766

See Notes to Statements of Financial Condition on page 116.

(Continued)

Understanding Your Investment      115

Advisors Disciplined Trust 2058 Statements of Financial Condition as of February 17, 2021	Tactical Plus Closed-End Portfolio — 15 Month	Ubiquitous Strategy Portfolio — 15 Month
Investment in securities
Contracts to purchase underlying securities (1)(2)	$148,761	$524,457
Total	$148,761	$524,457
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$729	$ 2,570
Deferred sales fee (4)	2,008	7,080
Creation and development fee (4)	744	2,622
	3,481	12,272
Interest of investors:
Cost to investors (5)	148,761	524,457
Less: initial sales fee (4)(5)	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,481	12,272
Net interest of investors	145,280	512,185
Total	$148,761	$524,457
Number of units	14,876	52,446
Net asset value per unit	$9.766	$ 9.766

Notes to Statements of Financial Condition

(1)	Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2)	Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds necessary for the purchase of securities in each trust represented by purchase contracts.
(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.049 per unit for the Blue Chip Portfolio, Dividend Advantage Portfolio, Dividend Sustainability Portfolio, Energy Opportunities Portfolio, European Select Portfolio, International High 30 Dividend Portfolio, Kayne Anderson Renewable Infrastructure Portfolio, Minimum Volatility Equity Income Portfolio, Strategic Foundations of Growth Portfolio, Strategic High 80 Dividend Portfolio, Tactical Plus Closed-End Portfolio — 15 Month and Ubiquitous Strategy Portfolio — 15 Month and $0.038 per unit for the Bahl & Gaynor Income Growth Portfolio and The Dow® Value Ten Portfolio. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4)	The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 1.85% of the public offering price per unit. The deferred sales fee is equal to $0.135 per unit and the creation and development fee is equal to $0.05 per unit.
(5)	The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

116      Understanding Your Investment

Contents

Investment Summary
A concise description of essential information about the portfolio

2      Bahl & Gaynor Income Growth Portfolio

7      Blue Chip Portfolio

11    Dividend Advantage Portfolio

17    Dividend Sustainability Portfolio

22    The Dow® Value Ten Portfolio

26    Energy Opportunities Portfolio

31    European Select Portfolio

37    International High 30 Dividend Portfolio

42    Kayne Anderson Renewable Infrastructure Portfolio

47    Minimum Volatility Equity Income Portfolio

52    Strategic Foundations of Growth Portfolio

58    Strategic High 80 Dividend Portfolio

67    Tactical Plus Closed-End Portfolio — 15 Month

71    Ubiquitous Strategy
Portfolio — 15 Month

Understanding Your Investment
Detailed information to help you understand your investment

75    How to Buy Units

78    How to Sell Your Units

79    Distributions

80    Investment Risks

98    Closed-End Funds

99    How the Trust Works

103  Taxes — Regulated Investment
Companies

107  Taxes — Grantor Trusts

111   Expenses

112   Experts

112   Additional Information

113   Report of Independent Registered Public Accounting Firm

114  Statements of Financial Condition

Where to Learn More
You can contact us for free information about this and other investments, including the Information Supplement	Visit us on the Internet http://www.AAMlive.com Call Advisors Asset Management, Inc. (877) 858-1773 Call The Bank of New York Mellon (800) 848-6468

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Refer to:
Advisors Disciplined Trust 2058
Securities Act file number: 333-250877
Investment Company Act file number: 811-21056

BAHL & GAYNOR INCOME GROWTH
PORTFOLIO, SERIES 2021-1Q

BLUE CHIP PORTFOLIO, SERIES 2021-1Q

DIVIDEND ADVANTAGE PORTFOLIO,
SERIES 2021-1Q

DIVIDEND SUSTAINABILITY PORTFOLIO,
SERIES 2021-1Q —
A HARTFORD INVESTMENT MANAGEMENT COMPANY (“HIMCO”) PORTFOLIO

THE DOW® VALUE TEN PORTFOLIO,
SERIES 2021-1Q

ENERGY OPPORTUNITIES PORTFOLIO,
SERIES 2021-1Q

EUROPEAN SELECT PORTFOLIO,
SERIES 2021-1Q — A CYRUS J.
LAWRENCE LLC (“CJL”) PORTFOLIO

INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO, SERIES 2021-1Q

KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PORTFOLIO, SERIES 2021-1Q

MINIMUM VOLATILITY EQUITY
INCOME PORTFOLIO, SERIES 2021-1Q —
A HARTFORD INVESTMENT MANAGEMENT COMPANY (“HIMCO”) PORTFOLIO

STRATEGIC FOUNDATIONS OF GROWTH
PORTFOLIO, SERIES 2021-1Q

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2021-1Q

TACTICAL PLUS CLOSED-END PORTFOLIO —
15 MONTH, SERIES 2021-1Q

UBIQUITOUS STRATEGY PORTFOLIO —
15 MONTH, SERIES 2021-1Q

PROSPECTUS

February 17, 2021

Advisors Disciplined Trust

Information Supplement for Trusts
Investing in Equity and/or Preferred Securities
January 2021

This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in equity and/or preferred securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.

Contents

General Information	2
Investment Policies	2
Risk Factors	5
Administration of the Trust	55

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated to, direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment. First detected in late 2019, a novel form of coronavirus disease first detected in 2019 (“COVID-19”) spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020. The COVID-19 pandemic has disrupted supply chains, adversely affected commercial activities and resulted in increased market volatility, and may further impact supply chains, commercial activities and market volatility in the future. The potential economic impacts of the COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock. The COVID-19 pandemic has resulted in a decline in economic activity which caused many companies to reduce the level of dividends declared or suspend their dividends, and may cause further reductions or suspensions of dividends in the future.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income. The COVID-19 pandemic has resulted in, and may further result in the future, a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations.

Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act with shares that trade on a securities exchange. Shares of ETFs may trade at a discount or premium from their net asset value. If shares of an ETF are sold at a discount, then the trust will receive less than their net asset value. Alternatively, if shares of an ETF are purchased at a premium, then the trust will pay more than their net asset value. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the Securities and Exchange Commission (the “SEC”) exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. The rights and remedies associated with emerging market investment securities may differ and be more limited than those available in more developed countries, and the legal remedies in emerging markets are often more limited than the remedies available in the United States. Emerging market companies are also subject to a greater risk of market closure or manipulation and exchange delistings. Emerging market companies may have lower quality or less information publicly available due to differences in regulatory, accounting, audit, and financial recordkeeping standards. Information that is available may be unreliable or outdated. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors. Further, companies in emerging markets may have less reliable access to capital.

Depositary Receipts. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

REITs have and may continue to be negatively impacted by conditions caused by the spread of COVID-19 due to many individuals and businesses being unable to pay all or a portion of their contracted rent. This may have and continue to have an adverse impact on REITs that invest in real estate which provide space to these individuals and businesses.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by Standard & Poor’s or below Baa by Moody’s (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-

rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors. The COVID-19 pandemic has adversely affected, and may further adversely affect in the future, the financial conditions of many states and political subdivisions, and could negatively impact the value of bonds issued by states and political subdivisions, as well as the ability of such entities to make payments when due.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third-party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”), which is set to be phased out by 2021. The potential phase out of LIBOR could adversely affect the value of investments tied to LIBOR.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions; however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above,

options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot affect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection,

cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks may face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Real estate related securities have, and may continue to, be negatively impacted by conditions caused by the spread of COVID-19. COVID-19 has adversely impacted many individuals and businesses and resulted in these individuals and businesses being unable to pay all or a portion of their contracted rent, creating cashflow difficulties for many landlords and adversely impacting the value of some real estate and related businesses. The COVID-19 pandemic may also continue to have an adverse impact on REITs that invest in real estate which provide space to these individuals and businesses.

Utilities Sector. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California’s 2019-20 fiscal year running from July 1, 2019 to June 30, 2020. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

Economic Outlook. The 2019-20 fiscal year marked an unprecedented period for California’s economy. The first 8 months of the fiscal year (through February 2020) were marked by continued economic expansion and low unemployment. However, by the end of the fiscal year the economic disruption brought about by the COVID-19 pandemic led to steep declines in economic activity and dramatic increases in unemployment. As of December 2019, California’s GDP had reached almost $3.2 trillion, an increase of 4.3% compared to the same period in 2018. Personal income increased by 5.0% over the preceding year. In January 2020, California posted its lowest unemployment rate on record under the methodology used since 1976, with a rate of 3.9%. By March 2020, however, the economic effects of the COVID-19 pandemic were already becoming apparent, with unemployment increasing to 5.5%. Unemployment increased dramatically by April, reaching a record high of 16.4%, and held steady through May before receding to14.9% in June. At the end of September 2020, the unemployment rate was 11.0%, still well above the rate prior to the pandemic.

The largest job losses occurred in the leisure and hospitality sector, which includes jobs in arts, entertainment, and recreation, as well as food service and accommodations. The number of jobs in this sector declined by 632,200 (30.8%) from February 2020 through June 2020. Other hard-hit sectors included non-durable goods manufacturing, which lost 45,900 jobs (9.9%) over this period, and retail trade, which lost 192,300 jobs (11.6%).

In spite of the steep loss of jobs during the final four months of the 2019-20 fiscal year, some parts of the economy stabilized after initial declines. Sales of existing single-family homes fell during the March to June 2020 time period when compared to the same months in 2019. By July 2020, the pace of existing single family home sales exceeded the pace of sales in July 2019 by 6.4%. Home prices fell modestly in April and May 2020, but had increased significantly by July 2020, with the median price of a single-family home reaching a new record high of $666,320, a 9.0% increase from the June 2020 amount.

Construction activity also declined sharply in March and April 2020 before bouncing back. New single- family residential permits for June and July 2020 exceeded the number recorded in the same months in 2019 by 2.7% and 3.0%, respectively. Non-residential permits also declined during the initial months of the pandemic before partially rebounding in June 2020.

New vehicle registrations were also impacted by the pandemic’s economic fallout, with new registrations from April to June 2020 down by 52.1% compared to the same period in 2019.

Over 1.9 million fewer Californians were working in non-farm jobs at the end of June 2020 compared with February 2020, and California still faced significant uncertainty about the timing of its future economic recovery.

Net Assets. The primary government’s combined net deficit position (governmental and business-type activities) improved by $15.1 billion (21.2%) from a negative $71.1 billion, as restated, to a negative $56.0 billion at June 30, 2019.

The primary government’s $114.8 billion net investment in capital assets, such as land, buildings, equipment, and infrastructure (roads, bridges, and other immovable assets) comprise a significant portion of its net position. This amount of capital assets is net of any outstanding debt used to acquire those assets. California uses capital assets when providing services to citizens; consequently, these assets are not available for future spending. Although California’s investment in capital assets is reported net of related debt, the resources needed to repay this debt must come from other sources because California cannot use the capital assets to pay off the liabilities.

Another $54.3 billion of the primary government’s net position represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. The internally-imposed earmarking of resources is not presented in this publication as restricted net position. As of June 30, 2019, the primary government’s combined unrestricted net deficit position was $225.1 billion—$208.4 billion for governmental activities and $16.7 billion for business-type activities.

California General Fund. California’s main operating fund (the “California General Fund”) ended fiscal year 2018-19 with assets of $49.7 billion; liabilities and deferred inflows of resources of $31.2 billion; and non-spendable, restricted, and committed fund balances of $1.2 billion, $14.8 billion, and $1.8 billion, respectively, leaving the California General Fund with an unassigned fund balance of $766 million. Total assets of the California General Fund increased by $10.5 billion (26.9%) over the prior fiscal year. Total liabilities and deferred inflows of resources increased by $4.1 billion (15.4%), while the California General Fund’s unassigned fund balance decreased by $883 billion (53.6%) from the prior year.

The California General Fund had an excess of revenues over expenditures of $11.4 billion ($140.5 billion in revenues and $129.1 billion in expenditures). Approximately $134.7 billion (95.9%) of California General Fund revenue is derived from California’s largest three taxes—personal income taxes ($95.0 billion), sales and use taxes ($25.7 billion), and corporation taxes ($14.0 billion). As a result of fund classifications made to comply with generally accepted governmental accounting principles, a total of $289 million in revenue, mostly from unemployment programs, is included in the California General Fund.

During fiscal year 2018-19, total California General Fund revenue increased by $4.9 billion (3.6%). The increase is a result of increases in personal income taxes of $2.2 billion (2.4%), corporation taxes of $1.4 billion (11.4%), and sales and use taxes of $610 million (2.4%). California General Fund expenditures increased by $4.9 billion (3.9%). The largest increases were in education, natural resources and environmental protection, and business, consumer services and housing expenditures, which were up $5.4 billion, $817 million, and $467 million, respectively. The California General Fund ended the fiscal year with a fund balance of $18.6 billion, an improvement of $6.4 billion from the prior year’s restated ending fund balance of $12.2 billion. The California General Fund’s ending fund balance includes $14.4 billion restricted for budget stabilization if the Governor must declare a budget emergency during an economic downturn.

Budget Outlook. California’s 2019-20 Budget Act was enacted on June 27, 2019. The Budget Act appropriated $214.8 billion —$147.8 billion from the California General Fund, $61.1 billion from special funds, and $5.9 billion from bond funds. The California General Fund’s budgeted expenditures increased by $5.1 billion (3.6%) over the prior year budget. The California General Fund’s revenues were projected to be $143.8 billion after a $2.2 billion transfer to the Budget Stabilization Account (BSA), California’s rainy day fund. California General Fund revenue comes predominantly from taxes, with personal income taxes expected to provide 70.2% of total revenue in fiscal year 2019-20. California’s major taxes (personal income, sales and use, and corporation) were projected to provide approximately 97.8% of the California General Fund’s resources in the 2019-20 fiscal year. The California General Fund was projected to end the 2019-2020 fiscal year with $19.2 billion in total reserves—$16.5 billion in the BSA, $1.4 billion in the California General Fund’s Special Fund for Economic Uncertainties (SFEU), $900 million in the Safety Net Reserve (SNR), and the initial funding of $377 million into the Public School System Stabilization Account (PSSSA). In addition to the required minimum annual transfer to the BSA, Proposition 2 requires the California General Fund to make an equivalent minimum annual amount of debt reduction payments; the 2019-20 spending plan included $2.2 billion of debt reduction expenditures.

The 2019-20 Budget Act increased total expenditures by $11.7 billion over the 2018-19 budgeted level, driven by an increase in budgeted California General Fund expenditures of $9.1 billion. Primary increases in California General Fund spending were for health and human services of $2.4 billion, K-12 education of $2.4 billion, and higher education of $1.4 billion. The California General Fund’s share of Proposition 98 guaranteed minimum funding level for K-12 schools and community colleges increased by $1.4 billion to $55.9 billion.

Specific 2019-20 Budget provisions included $850 million to cover a portion of school districts’ 2019-20 and 2020-21 pension payments, increased funding for the California State Universities and University of California of $713 million and $416 million, respectively, and $1.3 billion for early education programs. Additional 2019-20 Budget provisions included $332 million to increase monthly CalWORKs grants, $550 million to expand health care coverage and increase affordability, and a one-time allocation of $2.8 billion to support local governments’ housing and homelessness programs.

Subsequent to the enactment of the 2019-20 Budget Act, the COVID-19 pandemic struck causing a global economic crisis and a serious economic downturn in California. California anticipates declines in revenue as a result of record high unemployment and long-term economic shut-downs, increases in health and human services and COVID-related expenditures, and programmatic spending reductions or eliminations. California is facing a great deal of economic uncertainty.

In June 2020, the 2020-21 Budget Act was enacted, and provided updated estimates of fiscal year 2019-20 California General Fund revenues, expenditures, and reserves. The 2020-21 Budget Act, revised to take into consideration the recession brought about by the COVID-19 pandemic, projected fiscal year 2019-20 California General Fund revenue of $137.6 billion (after transfers), expenditures of $146.9 billion, and total year-end reserves of $17.0 billion —$16.1 billion in the BSA and $900 million in the SNR—which is $2.2 billion less than projected in the 2019-20 Budget Act in June 2019.

Capital Assets. As of June 30, 2019, California’s investment in capital assets for its governmental and business-type activities amounted to $148.3 billion (net of accumulated depreciation/amortization). California’s capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction/development in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

As of June 30, 2019, California’s capital assets increased by $3.6 billion, or 2.5% over the prior fiscal year. The majority of the increase occurred in state highway infrastructure and buildings and other depreciable property.

Debt Administration. At June 30, 2019, California had total bonded debt outstanding of $109.8 billion. Of this amount, $79.6 billion (72.5%) represents general obligation bonds, which are backed by the full faith and credit of California. The current portion of general obligation bonds outstanding is $4.0 billion and the long-term portion is $75.6 billion. The remaining $30.2 billion (27.5%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $2.0 billion and the long-term portion is $28.2 billion.

During the fiscal year, California issued a total of $7.2 billion in new general obligation bonds to fund various capital projects and other voter-approved costs related to K-12 schools and higher education facilities, transportation improvements and high-speed rail, water quality and environmental protection, and other public purposes.

Budgetary Control. California’s annual budget is primarily prepared on a modified accrual basis for governmental funds. The Governor recommends a budget for approval by the Legislature each year. This recommended budget includes estimated revenues, but revenues are not included in the annual budget bill adopted by the Legislature. Under state law, California cannot adopt a spending plan that exceeds estimated revenues.

Under the California Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the Budget Act, as approved by the Legislature and signed by the Governor, are the primary sources of annual expenditure authorizations and establish the legal level of control for the annual operating budget. The budget can be amended throughout the year by special legislative action, budget revisions by the Department of Finance, or executive orders of the Governor. Amendments to the original budget for the fiscal year ended June 30, 2019, increased spending authority for the budgetary/ legal basis-reported General Fund, Transportation Funds, and the Environmental and Natural Resources Funds.

Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available. If the encumbrances are not liquidated within this additional two-year period, the spending authority for these encumbrances lapses.

Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. California is permissively self- insured and, barring any extraordinary catastrophic event, the potential amount of loss faced by California is not considered material in relation to the primary government’s financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. All claim payments are on a “pay-as-you-go” basis, with workers’ compensation benefits for self-insured agencies initially being paid by the California Compensation Insurance Fund.

The discounted liability for unpaid self-insurance claims of the primary government is estimated to be $4.4 billion as of June 30, 2019. This estimate is primarily based on actuarial reviews of California’s workers’ compensation program and includes indemnity payments to claimants, as well as all other costs of providing workers’ compensation benefits, such as medical care and rehabilitation. The estimate also includes the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $6.2 billion is discounted to $4.4 billion using a 3.5% interest rate. Of the total discounted liability, $473 million is a current liability, of which $330 million is included in the California General Fund, $140 million in the special revenue funds, and $3 million in the internal service funds. The remaining $3.9 billion is reported as other noncurrent liabilities in the government-wide Statement of Net Position. The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company.

Ratings. As of December 30, 2020, all outstanding general obligation bonds of the state of California were rated “AA-” by S&P Global Ratings, a division of S&P Global, Inc., and “Aa2” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New Jersey. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey’s 2018-19 fiscal year running from July 1, 2018 to June 30, 2019. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

Economic Outlook. As of December 2019, New Jersey’s labor market continued to expand and unemployment was at 3.5% with labor force participation fairly stable.

New Jersey’s labor market added 52,400 jobs in 2019, which was the ninth consecutive year of employment gains. Job growth reached 1.3%, accelerating over 2018’s 0.8% growth rate. The education & health services sector added 14,800 jobs, while the professional & business services sector added 14,200 jobs. The leisure & hospitality services sector added 7,200 jobs. The manufacturing sector added 800 jobs, while the construction sector added 600. .

New Jersey’s unemployment rate averaged 3.5% in 2019, falling 0.6 percentage points below the prior year’s rate. The labor force participation rate averaged 63.5%, rising 0.8 percentage points over the prior year.

New Jersey’s existing home sales were 0.1% higher than the prior year. The number of single-family homes sold was 0.2% lower than the prior year, while the number of townhomes and condos sold was 0.3% higher. The foreclosure picture continued to improve. The share of mortgages in foreclosure continued to steadily decline, falling to 1.4% in the fourth quarter of 2019.

New Jersey’s economic expansion continued in 2019. Real Gross Domestic Product (GDP) for New Jersey grew at a 2.3% annual rate in the third quarter of 2019, rebounding from a 0.7% annual rate in the second quarter. Personal income, a broad measure of income that includes asset and transfer income in addition to wages and salaries, grew at a 2.9% annual rate in the third quarter of 2019, slowing slightly from the first and second quarters (which grew 6.5% and 3.4%, respectively).

The national economic expansion was projected to continue in 2020 at the start of the year. The Federal Open Market Committee (FOMC) had projected real GDP growth of 2.0% during its December 2019 meeting. However, the onset of the COVID-19 pandemic altered both the national and global outlook.

Revenues and Expenditures. During the 2018-19 fiscal year New Jersey’s revenues, including transfers, totaled $66.0 billion, which was an increase of $3.4 billion versus the prior fiscal year after restatements. This increase is primarily attributable to higher general taxes and operating grants. General taxes totaled $35.7 billion and accounted for 54.1% of total New Jersey revenues for the 2018-19 fiscal year. New Jersey’s gross income tax totaled $15.9 billion, the sales and use tax totaled $10.0 billion, and the corporation business tax totaled $4.1 billion. New Jersey’s three major taxes comprised 84.0% of the total general taxes that were collected during the 2018-19 fiscal year. General taxes increased by $3.0 billion as compared to the 2017-18 fiscal year.

New Jersey’s 2018-19 fiscal year expenses totaled $67.0 billion, a decrease of $2.2 billion after restatements in comparison to the prior fiscal year. New Jersey’s spending decreased by $4.7 billion in government direction, management, and control mainly due to decreases in pension and total other postemployment benefits expenses resulting from changes in assumptions. Partially offsetting this spending decrease, were spending increases in New Jersey’s lottery fund ($1.1 billion), and education, cultural, and intellectual development ($1.1 billion).

New Jersey General Fund. New Jersey’s chief operating fund (the “New Jersey General Fund”) is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund’s ending fund balance totaled $6.6 billion, of which $1.7 billion represented unassigned fund balance. The “Surplus Revenue Fund” is an account within the New Jersey General Fund that is used as a “rainy day fund.” During the 2018-19 fiscal year, New Jersey deposited $420.6 million into the Surplus Revenue Fund, the first such deposit since the 2007-08 fiscal year.

On a budgetary basis, general revenues of $37.4 billion were $0.3 billion lower than the final budget. The negative variance was primarily the result of unearned grant revenues (both federal and other) of $0.9 billion, offset with positive variances in services and assessments and licenses and fees of $0.3 billion and $0.3 billion, respectively. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

Total expenditures were $2.1 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the 2017-18 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows New Jersey to receive the maximum federal dollars that become available. During the 2018-19 fiscal year, New Jersey’s appropriation of federal funds and other grants exceeded expenditures by $0.9 billion, which is available for use in future years. From a 2018-19 fiscal year program perspective, the following areas under-spent: government direction, management, and control ($1.6 billion); transportation programs ($704.9 million); community development and environmental management ($555.9 million); economic planning, development and security ($137.1 million); public safety and criminal justice ($39.1 million); special government services ($20.9 million). This was offset by: over-spending in physical and mental health ($513.9 million) and educational, cultural, and intellectual development ($457.2 million).

Net Assets. The primary government’s assets and deferred outflows of resources totaled $73.8 billion, representing a decrease of $0.7 billion from the prior fiscal year after restatements (that resulted in a $0.4 billion increase in net position). Restatements were made to increase capital assets. As of June 30, 2019, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $198.7 billion. The State’s unrestricted net position (representing the net position that has not statutory commitments and is available for discretionary use), totaled negative $216.9 billion. The negative balance is primarily a result of New Jersey implementing in the 2014-15 fiscal year, GASB Statement No. 68, Accounting and Financial Reporting for Pensions, and in the fiscal year 2017-28, GASB Statement No. 75, Accounting and Financial Reporting for Postemployment Benefits Other Than Pensions. Financing activities that have contributed to New Jersey’s negative unrestricted net position include: liabilities from pension obligation bonds, funding of a portion of local elementary and high school construction, and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets. During the 2018-19 fiscal year, the proprietary funds’ net position increased by $300.0 million resulting in net position of $3.4 billion as of June 30, 2019.

Changes in Net Assets. New Jersey’s 2018-19 fiscal year net position decreased by $1.0 billion. Approximately 54.1% of New Jersey’s total revenues came from general taxes, while 27.1% came from operating grants. Charges for services amounted to 16.9% of total revenues, while other items such as capital grants, miscellaneous revenues and interest earnings accounted for the remainder. New Jersey’s expenses cover a range of services. The largest expense was for educational, cultural, and intellectual development (28.1%), which includes approximately $354.8 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction; physical and mental health (23.3%); and government direction, management, and control (15.7%). Other major expenditures focused on economic planning, development, and security; New Jersey Lottery Fund; and public safety and criminal justice. During the 2018-19 fiscal year, governmental activities expenses exceeded program revenues. This imbalance was mainly funded through

$336.5 billion of general revenues (mostly taxes). The remaining $1.3 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, Business-type Activities reflected a net position increase of $300.0 million primarily because the Unemployment Compensation Fund’s available resources exceeded the need to pay claims.

Debt Administration. As of June 30, 2019, New Jersey’s outstanding long-term obligations for governmental activities totaled $217.7 billion, a $21.3 billion decrease over the prior fiscal years after restatements (which includes a $20.4 billion decrease in the net pension liability and total other postemployment benefits liability, a decrease of $0.7 billion in bonded debt and a $0.2 billion decrease in other non-bonded debt). Long-term bonded obligations totaled $44.4 billion, while other long-term obligations totaled $173.3 billion. In addition, New Jersey has $14.5 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 20190, the legislatively authorized but unissued debt decreased by $0.6 billion from the prior fiscal year.

Ratings. As of December 30, 2020, all outstanding general obligation bonds of the State of New Jersey were rated “BBB+” by S&P Global Ratings a division of S&P Global, Inc. and “A3” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New York. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York’s 2019-2020 fiscal year running from April 1, 2019 to March 31, 2020. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

Economic Condition and Outlook. With the national economy in its second longest expansion in recorded history, overall economic activity, employment and wages all continued to increase in New York State in 2019. Growth in the overall economic activity at the national level (2.3%) outpaced the increase in New York (1.8%). Employment growth decelerated at both the national (1.4%) and state (1.0%) levels. New York over added 100,000 jobs and total employment grew nearly 9.8 million.

Average annual wages nationally and at the state level rose 3.4% in the 2018-19 fiscal year. Total wages paid to all employees increased at 4.6% in New York, versus 4.8% nationally, reflecting larger employment growth nationally.

In February 2020, the economic expansion ended and the national economy went into recession, primarily due to the COVID-19 pandemic. In the first quarter 2020, real GDP nationally decreased by 5.0%. Unemployment and unemployment insurance claims spiked upward, due to broad limits on economic activity put into place in March. In April, the national unemployment rate increased to 14.7% with over 22 million unemployed. The New York rate was higher, at 15.3%, with 1.5 million unemployed.

General Governmental Results. An operating surplus of $355 million is reported in the state’s general fund (“New York General Fund”) for the 2019-20 fiscal year. As a result, the New York General Fund now has an accumulated fund balance of $3.7 billion. New York completed its 2019-20 fiscal year with a combined governmental funds operating deficit of $920 million as compared to a combined governmental funds operating surplus in the preceding fiscal year of $97 million. The combined operating surplus of $920 million for the fiscal year ended March 31, 2020 included an operating deficit in the New York General Fund of $355 million, an operating deficit in the “Federal Special Revenue Fund” of $6 million, an operating deficit in the “General Debt Service Fund” of $332 million and an operating deficit in the “Other Governmental Funds” of $937 million.

New York’s financial position as shown in its governmental funds balance sheet as of March 31, 2020 includes a fund balance of $12.9 billion comprised of $53.6 billion of assets less liabilities of $38.5 billion and deferred inflows of resources of $2.1 billion. The governmental funds fund balance includes a $3.7 billion accumulated New York General Fund balance.

Overall Financial Position and Results of Operations. For the 2019-20 fiscal year, New York reported a net position deficit of $13.6 billion, comprising $72.9 billion in net investment in capital assets, and $8.3 billion in restricted net position, offset by an unrestricted net position deficit of $94.8 billion.

Net position reported for governmental activities decreased by $1.1 billion to a $5.2 billion net position deficit. Unrestricted net position for governmental activities—the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements—had a deficit of $79.9 billion at March 31, 2020.

The net position deficit in unrestricted governmental activities, which decreased by $117 million (0.1%) in 2020, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities and because of the obligation related to other postemployment benefits ($51.1 billion). Such outstanding debt included: eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($253 million); and borrowing for local highway and bridge projects ($4.5 billion), local mass transit projects ($2 billion), and a wide variety of grants and other expenditures not resulting in New York capital assets ($15.2 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

The net position deficit in business-type activities decreased by $41 million (0.5%) to $8.4 billion in the 2019-20 fiscal year as compared to $8.3 billion in the prior fiscal year. The increase in net position deficit for business-type activities was due to City University of New York Senior Colleges’ expenses exceeding revenues and New York support by $141 million, and unemployment benefit payments exceeding employer contributions and other revenues for the “Unemployment Insurance Fund” by $25 million. This was partially offset by Lottery net income exceeding education aid transfers by $110 million, and State University of New York revenues and New York support exceeding expenses by $15 million.

New York General Fund Budgetary Highlights. Total New York General Fund receipts exceeded disbursements by $1.7 billion in the 2019-20 fiscal year. Total General Fund receipts for the year (including transfers from other funds) were $79.2 billion. The New York General Fund ended the fiscal year with a closing cash fund balance of $8.9 billion, consisting of: (i) approximately $2.5 billion in New York’s rainy day reserve funds ($1.3 billion in the “Tax Stabilization Reserve Account” and $1.2 billion in the “Rainy Day Reserve Fund”); (ii) $31 million in the “Community Projects Fund”; (iii) $21 million in the “Contingency Reserve Fund”; and (iv) $6.4 billion in the “Refund Reserve Account.” The Refund Reserve included undesignated reserves of $2.6 billion for extraordinary monetary settlements earmarked for transfer to capital projects funds (though not exclusively for capital projects), $1.3 billion for timing-related transactions that did not occur in the 2019-20 fiscal year and are expected to occur in the 2020-21 fiscal year, $890 million for economic uncertainties, and $500 million for debt management. These amounts are identified by the Division of the Budget in the financial plan but can be used for other purposes.

Net operating results were $2.5 billion more favorable than anticipated in the original financial plan (which predicted a net operating deficit of $740 million). Total receipts and transfers from other funds were greater than original financial plan estimates by $2.1 billion and total disbursements and transfers to other funds were less than original financial plan estimates by $388 million.

New York General Fund receipts were nearly $2.1 billion above the initial estimate, with growth concentrated in personal income tax. The New York General Fund spending was $388 million below the initial estimate. Budgeted New York General Fund payments of $1.3 billion were not released due to the interruptions and uncertainties created as a result of the COVID-19 pandemic. These payments affected spending levels for higher education, social welfare, mental hygiene, and public health. The lower spending was in part offset by higher Medicaid spending of $1.7 billion and minimum wage costs in the health care sector of $322 million. The COVID-19 pandemic also caused a spike in health care spending above projected levels.

Personal income tax receipts exceeded estimates by $1.9 billion. Debt service prepayments increased the amount of personal income tax available for transfer to the New York General Fund by roughly $1.2 billion. The remainder of personal income tax increase reflected stronger than expected collections. Lower consumption/use tax collections were driven by lower sales tax collections due to weaker than anticipated growth in the sales tax base and lower than anticipated opioid excise tax collections. Higher business taxes reflected stronger than anticipated corporate franchise tax collections and lower refunds, partially offset by lower audit receipts across all business taxes. Higher than projected miscellaneous receipts are mainly due to medical reimbursements, investment income, and monetary settlements.

Net operating results were $2.4 billion better than anticipated in the final financial plan, with the final financial plan projecting a net operating deficit of $679 million. Total disbursements were lower than estimates by $1.5 billion, primarily due to lower than expected local assistance grants driven by the $1.3 billion of payments that did not occur by year-end.

Capital Assets. As of the 2019-20 fiscal year end, New York has $109.8 billion invested in a broad range of capital assets including, equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represents a net increase (including additions and deductions) of $1.9 billion over the prior fiscal year.

Debt Administration. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease-purchase and contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the New York Legislature or from assignment of revenue in the case of Tobacco Settlement Revenue Bonds. Equipment capital leases and mortgage loan commitments (which represent $555 million as of March 31, 2020) do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities—thus it is not expected to be directly repaid from resources generated by business-type activities. New York finance law allows the bonded portion of this single combined debt portfolio, which includes debt reported in both governmental and business-type activities, to include debt instruments which result in a net variable rate exposure in an amount that does not exceed 15% of the total outstanding New York-supported debt. As of March 31, 2020, New York had $97 million in state-supported net variable rate bonds outstanding and $952 million in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate.

As of March 31, 2020, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.2% of the New York state-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $952 million were equal to 1.8% of the total New York state-supported debt portfolio.

As of March 31, 2020, New York had $60.9 billion in bonds, notes, and other financing agreements outstanding compared to $59.6 billion in the prior year, an increase of $1.3 billion.

During 2018-19 fiscal year, New York issued $7.1 billion in bonds, of which $2.7 billion was for refunding and $4.4 billion was for new borrowing.

New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. Currently, New York has $2.5 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

The New York finance law, through the New York State Debt Reform Act of 2000 (the “New York Debt Reform Act”), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of state and federal laws.

Included in New York’s outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

With respect to pending and threatened litigation, New York has reported $1 billion in the primary government, $136 million is related to governmental activities and $878 million pertains to State University of New York. State University of New York reported $793 million as of December 31, 2019 for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. The difference of $85 million is due to a timing difference between New York and State University of New York’s fiscal year end. In addition, New York is a party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $48.5 million.

Ratings. As of December 30, 2020, all outstanding general obligation bonds of the State of New York were rated “AA+” by S&P Global Ratings a division of S&P Global, Inc., and “Aa2” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Administration of the Trust

Distributions to Unitholders by Regulated Investment Companies Making Semiannual/Quarterly Distributions or Grantor Trusts. The discussion in this section applies to all trusts other than trusts that are “regulated investment companies” for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends and other income distributions received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends and other income distributions are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

Distributions to Unitholders by Regulated Investment Companies Making Monthly Distributions. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends and other income distributions from a portfolio security, the trustee credits the dividends and other income distributions to the trust’s accounts. In an effort to make relatively regular income distributions, the trust’s distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder’s pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee’s estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends and other income distributions from the portfolio securities at a constant rate throughout the year, the trust’s income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

General. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)       As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);
(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;
(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;
(6)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;
(7)	the aggregate distributions to unitholders; and
(8)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)       As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;
(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;
(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;
(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;
(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;
(9)	the aggregate distributions to unitholders; and
(10)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)       The following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;
(2)	the number of units outstanding on the last business day of such calendar year;
(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and
(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in-kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor’s headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The Evaluator and Supervisor. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

Limitations on Liability. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

Expenses of the Trust. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. For trusts in which the prospectus provides that the creation and development fee be paid at the conclusion of the initial offering period, the trustee will deduct this amount from your trust’s assets as of the close of the initial offering period.  For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, the fee will accrue daily from the day after the close of the initial offering period and such amounts of accrued creation and development fee will be paid to the sponsor on a monthly basis. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period. For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, if you sell or redeem units after the initial offering period has closed, you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units.

For services performed under a trust’s trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro-rated portion of its annual fee at the times specified in such trust agreement, which pro-rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of

Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro-rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. Such annual fee shall be prorated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.
3.1	Opinion and consent of counsel as to legality of securities being registered.
3.2	Opinion and consent of counsel as to the federal income and New York tax status of securities being registered.
3.3	Opinion of counsel as to the Trustee and the Trusts.
4.1	Consent of initial evaluator.
4.2	Consent of independent registered public accounting firm.
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.

Signatures

The Registrant, Advisors Disciplined Trust 2058, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968, 1986, 2011, 2025, 2040 and 2054 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2058 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on February 17, 2021.

Advisors Disciplined Trust 2058

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 17, 2021 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

James R. Costas	Director of Advisors Asset	)
	Management, Inc.	)

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Randy J. Pegg	Director of Advisors Asset	)
	Management, Inc.	)

Jack Simkin	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

John Galvin	Director of Advisors Asset	)
	Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.